NOVARTIS | Reimagining Medicine

Novartis First Quarter 2021

Condensed interim financial report – supplementary data

Novartis Global Communications

Novartis First Quarter 2021 Condensed Interim Financial Report – Supplementary Data

INDEX
Page
GROUP AND DIVISIONAL OPERATING PERFORMANCE
Group
3
Innovative Medicines
6
Sandoz
12
CASH FLOW AND GROUP BALANCE SHEET
13
INNOVATION REVIEW
15
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated income statements
18
Consolidated statements of comprehensive income
19
Consolidated balance sheets
20
Consolidated statements of changes in equity
21
Consolidated statements of cash flows
22
Notes to condensed interim consolidated financial statements, including update on legal proceedings
23
SUPPLEMENTARY INFORMATION
36
CORE RESULTS
Reconciliation from IFRS results to core results
38
Group
39
Innovative Medicines
40
Sandoz
40
Corporate
41
ADDITIONAL INFORMATION
Income from associated companies
41
Condensed consolidated changes in net debt / Share information
42
Free cash flow
42
Effects of currency fluctuations
43
Estimated prior year COVID-19 related forward purchasing impact in constant currencies on first quarter key figures
44
DISCLAIMER
45

Group
Key Figures
	Q1 2021 USD m	Q1 2020 USD m	% change USD	% change cc 1

Net sales to third parties	12 411	12 283	1	-2

Divisional operating income	2 554	2 710	-6	-8

Corporate income and expense, net	-139	34	nm	nm

Operating income	2 415	2 744	-12	-14

As % of net sales	19.5	22.3

Income from associated companies	256	123	108	109

Interest expense	-202	-239	15	15

Other financial income and expense	-19	-7	-171	-93

Taxes	-391	-448	13	14

Net income	2 059	2 173	-5	-7

Basic earnings per share (USD)	0.91	0.96	-5	-6

Cash flows from operating activities	2 130	2 528	-16

Free cash flow [1]	1 597	2 021	-21

Core [1]

Core operating income	3 957	4 177	-5	-8

As % of net sales	31.9	34.0

Core net income	3 413	3 549	-4	-6

Core basic earnings per share (USD)	1.52	1.56	-3	-5

[1] Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 36. Unless otherwise noted, all growth rates in this Release refer to same period in prior year.

COVID-19 update
• There continues to be COVID-19 related lockdowns and disruptions in several geographies negatively impacting demand, particularly: dermatology, ophthalmology, the breast cancer portfolio, Sandoz Retail and Anti-Infectives
• For Sandoz COVID-19 resulted in a historically weak cough and cold season and softened retail demand
• Drug development operations are continuing with manageable disruptions (see Innovation Review section), with our range of digital technologies allowing us to proactively manage our clinical trials portfolio and rapidly mitigate any disruptions
• Our operations remain stable and cash collections continue to be according to our normal trade terms, with days sales outstanding at normal levels
• Novartis remains well positioned to meet its ongoing financial obligations and has sufficient liquidity to support normal business activities
• Novartis is collaborating with Molecular Partners to develop, manufacture and commercialize two antiviral DARPin® candidates, ensovibep (MP0420) and MP0423. These candidates are designed to target multiple different sites on the SARS-CoV-2 virus simultaneously for enhanced antiviral effects and potential use as both prophylactics and treatments
• Novartis joined industry-wide efforts to meet global demand for COVID-19 vaccines and therapeutics through various manufacturing agreements
Financials
First quarter
Net sales
Net sales were USD 12.4 billion (+1%, -2% cc) in the first quarter driven by volume growth of 3 percentage points, price erosion of 2 percentage points and negative impact from generic competition of 3 percentage points. Excluding prior year COVID-19 related forward purchasing, we estimate first quarter net sales grew +1% (cc, +4% USD).¹
Corporate income and expense, net
Corporate income and expense, which includes the cost of Group management and central services, amounted to an expense of USD 139 million in the first quarter compared to an income of USD 34 million in the prior year, mainly driven by royalty settlement gains related to intellectual property rights last year.
Operating income
Operating income was USD 2.4 billion (-12%, -14% cc) mainly due to lower gross profit impacted by pricing erosion at Sandoz, manufacturing restructuring, higher impairments, partly offset by lower legal expenses.
Core operating income was USD 4.0 billion (-5%, -8% cc) mainly due to Sandoz (-35% cc). Core operating income margin was 31.9% of net sales, decreasing by 2.1 percentage points (-1.8 percentage points cc). Excluding prior year COVID-19 related forward purchasing, we estimate core operating income declined -1% (cc, +2% USD).¹
Income from associated companies
Income from associated companies increased from USD 123 million in prior year to USD 256 million in the first quarter of 2021 mainly due to the increase in the share of income from Roche Holding AG. The estimated first quarter income for Roche Holding AG, net of amortization, was USD 216 million compared to USD 188 million in prior year. A positive prior year true up of USD 40 million has been recognized in the first quarter of 2021, compared to a negative true up of USD 64 million in the first quarter of 2020.
Core income from associated companies increased to USD 313 million from USD 308 million in prior year due to a higher estimated core income contribution from Roche Holding AG for the current period. The favorable prior year core income true up from Roche of USD 40 million was broadly in line with the true up recognized in the first quarter of 2020 of USD 38 million.
1 Growth excluding prior year COVID-19 related forward purchasing is a non-IFRS measure, an explanation for this measure can be found on page 44

Interest expense and other financial income/expense
Interest expense amounted to USD 202 million compared to prior year interest expense of USD 239 million, mainly due to lower interest expense on financial debts. Other financial income and expense amounted to a loss of USD 19 million compared to a loss of USD 7 million in the prior year mainly due to lower interest income and higher financial expenses in the current period partially offset by reduced currency losses.
Taxes
The tax rate in the first quarter was 16.0% compared to 17.1% in the prior year. Excluding the impact of non-deductible legal settlement expenses in the first quarter in the prior year, the prior year first quarter tax rate would have been 15.7%. The increase from prior year was mainly the result of a change in profit mix.
The core tax rate was 16.0% in both periods.
Net income, EPS and free cash flow
Net income was USD 2.1 billion (-5%, -7% cc) mainly due to lower operating income. EPS was USD 0.91 (-5%, -6% cc), declining less than net income, benefiting from lower weighted average number of shares outstanding.
Core net income was USD 3.4 billion (-4%, -6% cc) mainly driven by the decline in core operating income. Core EPS was USD 1.52 (-3%, -5% cc), declining less than core net income, benefiting from lower weighted average number of shares outstanding.
Cash flows from operating activities amounted to USD 2.1 billion.
Free cash flow amounted to USD 1.6 billion (-21%) compared to USD 2.0 billion in the prior year quarter. This decline was mainly due to the USD 650 million upfront payment to in-license tislelizumab from BeiGene and lower operating income adjusted for non-cash items, partly offset by favorable changes in working capital.

Innovative Medicines
	Q1 2021 USD m	Q1 2020 USD m	% change USD	% change cc

Net sales	10 104	9 755	4	0

Operating income	2 242	2 755	-19	-20

As % of net sales	22.2	28.2

Core operating income	3 666	3 607	2	-1

As % of net sales	36.3	37.0

COVID-19 impacts
The pandemic continues to negatively impact demand in certain therapeutic areas, mainly in dermatology, ophthalmology, and the breast cancer portfolio. In prior year, first quarter results were positively impacted by COVID-19 related forward purchasing, which contributed 3 percentage points (cc) to our sales growth at the time. Despite these effects, first quarter sales at constant currencies were in line with prior year, and core operating income declined -1% (cc). Despite the negative impact of the pandemic, we benefited from the launch uptake of Zolgensma, Kesimpta, Adakveo and Tabrecta as well as continued momentum on Entresto, Cosentyx, Kymriah and Promacta/Revolade.
First quarter
Net sales
Net sales were USD 10.1 billion (+4%, 0% cc) with volume contributing 4 percentage points to growth. Generic competition had a negative impact of 4 percentage points, mainly due to Ciprodex, Glivec, Afinitor and Exjade. Net pricing had a negligible impact on sales growth. Excluding prior year COVID-19 related forward purchasing, we estimate first quarter net sales grew +3% (cc, +7% USD).
In the US (USD 3.5 billion) sales were in line with prior year, as growth of Entresto, Cosentyx and Promacta/Revolade was offset by generic impacts, mainly on Ciprodex, Glivec, Afinitor and Exjade. In Europe (USD 3.6 billion, +7%, 0% cc) sales growth of Zolgensma, Entresto and Kymriah was offset by the forward purchasing related to COVID-19 in the first quarter of 2020. Japan sales were USD 0.6 billion (-9%, -12% cc) as growth was negatively impacted by initial stock building of Galvus at the time of distribution switch to our co-promotion partner in Japan and generic impacts. Emerging Growth Markets grew +6% (+5% cc), including high single-digit (cc) growth in China, with the launches of Entresto and Cosentyx.
Pharmaceuticals BU sales were USD 6.3 billion (+4%, 0% cc) with continued strong growth from Entresto (USD 789 million, +39%, +34% cc), Zolgensma (USD 319 million, +88%, +81% cc) and Cosentyx (USD 1.1 billion, +13%, +11% cc). Growth was offset by declines in Established Medicines and mature Ophthalmology brands due to generic impacts, the negative impact of the COVID-19 pandemic and COVID-19 related prior year forward purchasing.
Oncology BU sales were USD 3.8 billion (+4%, +1% cc). Strong performance of Kymriah (USD 151 million, +62%, +55% cc), Promacta/Revolade (USD 463 million, +15%, +13% cc), Kisqali (USD 195 million, +21%, +19% cc), Jakavi (USD 363 million, +14%, +8% cc), Tafinlar + Mekinist (USD 393 million, +7%, +4% cc), Adakveo (USD 37 million, +147%, +148% cc) and Tabrecta (USD 17 million) was partly offset by generic competition, mainly for Glivec, Afinitor and Exjade, the negative impact of the COVID-19 pandemic and COVID-19 related prior year forward purchasing.
Operating income
Operating income was USD 2.2 billion (-19%, -20% cc). The decline was mainly due to a lower gross margin, higher impairments, higher restructuring cost and higher amortization related to Leqvio. Operating income margin was 22.2% of net sales, decreasing 6.0 percentage points (-5.8 percentage points in cc).
Core adjustments were USD 1.4 billion, mainly due to amortization, compared to USD 0.9 billion in prior year. Core adjustments increased compared to prior year mainly due to higher impairments, restructuring cost and amortization.
Core operating income was USD 3.7 billion (+2%, -1% cc). Growth versus prior year was negatively impacted mainly by the forward purchasing related to COVID-19 in prior year. Excluding prior year COVID-19 related forward purchasing, we estimate core operating income grew +6% (cc, +9% USD). Core operating income margin was 36.3%

of net sales, decreasing 0.7 percentage points (-0.5 percentage points cc). Core gross margin as a percentage of sales decreased by 1.1 percentage points (cc) mainly due to an unfavorable product mix. Core R&D expenses as a percentage of net sales were in line with prior year. Core SG&A expenses decreased by 0.1 percentage points (cc). Core Other Income and Expense increased the margin by 0.5 percentage points (cc).
ONCOLOGY BUSINESS UNIT
	Q1 2021	Q1 2020	% change	% change
	USD m	USD m	USD	cc

Oncology
Tasigna	515	487	6	3

Promacta/Revolade	463	403	15	13

Tafinlar + Mekinist [1]	393	366	7	4

Jakavi	363	318	14	8

Sandostatin	358	374	-4	-5

Gleevec/Glivec	272	329	-17	-20

Afinitor/Votubia	254	296	-14	-16

Kisqali	195	161	21	19

Exjade/Jadenu	153	172	-11	-16

Kymriah	151	93	62	55

Votrient	143	166	-14	-16

Lutathera	122	112	9	6

Piqray	78	74	5	4

Adakveo	37	15	147	148

Tabrecta	17		nm	nm

Other	268	282	-5	-8

Total Novartis Oncology business unit	3 782	3 648	4	1

[1] Majority of sales for Mekinist and Tafinlar are combination, but both can be used as monotherapy nm = not meaningful
Tasigna (USD 515 million, +6%, +3% cc) sales grew in the US and Emerging Growth Markets, partly offset by a decline in Europe.
Promacta/Revolade (USD 463 million, +15%, +13% cc) grew across all regions, driven by increased use in chronic immune thrombocytopenia (ITP) and as first-line treatment for severe aplastic anemia (SAA) in the US.
Tafinlar + Mekinist (USD 393 million, +7%, +4% cc) the leading BRAF/MEK-inhibitor, saw continued demand in adjuvant melanoma and NSCLC, but growth was at a slower pace reflecting the ongoing impact of COVID-19. Tafinlar + Mekinist is the first and only targeted therapy to achieve five-year relapse-free survival (RFS) and overall survival (OS) data in the adjuvant and metastatic melanoma settings, respectively. More than 170,000 patients have been treated with Tafinlar + Mekinist worldwide to date.
Jakavi (USD 363 million, +14%, +8% cc) growth in most markets was driven by strong demand in the myelofibrosis and polycythemia vera indications. Regulatory filings based on the REACH2 and REACH3 trials in steroid-resistant/dependent graft-versus-host disease (GvHD) are planned for 2021.
Sandostatin (USD 358 million, -4%, -5% cc) sales declined due to ongoing competitive pressure in Europe, the US and Japan, including generics impact in Europe.
Gleevec/Glivec (USD 272 million, -17%, -20% cc) declined due to increased generic competition.
Afinitor/Votubia (USD 254 million, -14%, -16% cc) declined due to generic competition in Europe, the US and Emerging Growth Markets.
Kisqali (USD 195 million, +21%, +19% cc) continued to see solid growth in Europe and Emerging Growth Markets, benefiting from the ongoing impact of positive overall survival (OS) data from two pivotal Ph3 trials (MONALEESA-7 and MONALEESA-3). At the same time, US sales were impacted as new patient starts, physician visits and cancer screenings declined due to COVID-19. Kisqali stands apart as the only CDK4/6 inhibitor that significantly improves OS in two large Ph3 trials, regardless of metastatic sites, endocrine treatment (ET) resistance, ET partner, treat-

ment line or menopausal status, while maintaining quality of life. Kisqali is approved for use in more than 75 countries around the world, including the US and EU member states.
Exjade/Jadenu (USD 153 million, -11%, -16% cc) declined in most regions due to pressure from generic competition.
Kymriah (USD 151 million, +62%, +55% cc) grew strongly across all regions. Coverage continued to expand, with more than 300 qualified treatment centers in 28 countries having coverage for at least one indication. This includes the recent Kymriah approval in Singapore, making it the first commercial CAR-T therapy in Southeast Asia. Novartis has the largest geographical CAR-T manufacturing network in the world, including the recent approval of the first commercial manufacturing site in Australia, building on previous regulatory approvals in Switzerland, France and Japan that expanded manufacturing capabilities.
Votrient (USD 143 million, -14%, -16% cc) declined due to increased competition in Europe, the US and Japan.
Lutathera (USD 122 million, +9%, +6% cc) grew in the first quarter, with over 400 total centers now actively treating patients globally. Sales from all AAA brands (including Lutathera and radiopharmaceutical diagnostic products) were USD 185 million.
Piqray (USD 78 million, +5%, +4% cc) benefited from launches in Europe and Emerging Growth Markets while US sales were impacted as new patient starts, physician visits and cancer screenings declined due to COVID-19. Piqray is the first and only therapy specifically developed for the approximately 40% of HR+/HER2- advanced breast cancer patients who have a PIK3CA mutation, which is associated with poor prognoses. Piqray is approved in more than 50 countries, including the US and EU member states, with over 40 regulatory submissions in various stages of review.
Adakveo (USD 37 million, +147%, +148% cc) US launch continued to progress well, with approximately 800 accounts purchasing Adakveo to date. Adakveo is now approved in 43 countries; reimbursement discussions continue with individual countries.
Tabrecta (USD 17 million) continued to gain traction in the US. Tabrecta specifically targets metastatic NSCLC with a mutation that leads to MET exon 14 skipping (METex14), as detected by an FDA-approved test.
PHARMACEUTICAL BUSINESS UNIT
Immunology, Hepatology and Dermatology
	Q1 2021	Q1 2020	% change	% change
	USD m	USD m	USD	cc

Immunology, Hepatology and Dermatology
Cosentyx	1 053	930	13	11

Ilaris	256	213	20	20

Total Immunology, Hepatology and Dermatology	1 309	1 143	15	12

Xolair sales for all indications are reported in the Respiratory franchise
Cosentyx (USD 1.1 billion, +13%, +11% cc) saw continued growth across indications despite access changes in the US and COVID-19 negatively impacting new patient starts. In February, Novartis received an EU label update for Cosentyx to include efficacy data on axial manifestations in patients with psoriatic arthritis, based upon data from the MAXIMISE trial. In Germany, the Federal Joint Committee (G-BA) recognized additional benefit for Cosentyx in the treatment of PsA with moderate-to-severe plaque psoriasis in adult PsA patients and in the treatment of plaque psoriasis in children and adolescents. Following EC approval in November 2020, February also saw the launch of the Cosentyx 300mg/2mL auto-injector in Germany. In March, Cosentyx became the only interleukin inhibitor published in China’s National Reimbursement Drug List (NRDL).
Ilaris (USD 256 million, +20%, +20% cc) sales were driven by double-digit volume growth across all regions. In the US, growth was driven by the launch of the Adult-onset Still’s disease (AOSD) indication in June 2020 and in the EU, by reimbursement for the Periodic Fever Syndromes (PFS) indication in the UK and France.

Neuroscience
	Q1 2021	Q1 2020	% change	% change
	USD m	USD m	USD	cc

Neuroscience
Gilenya	707	772	-8	-11

Zolgensma	319	170	88	81

Mayzent	55	30	83	80

Kesimpta	50		nm	nm

Aimovig	47	36	31	21

Other	12	12	0	-6

Total Neuroscience	1 190	1 020	17	13

nm = not meaningful
Gilenya (USD 707 million, -8%, -11% cc) sales declined due to increased competition and the impact of the COVID-19 pandemic. Gilenya remains the top prescribed high efficacy therapy in 37 countries and the only one approved to treat pediatric RMS. Novartis is in US ANDA litigation with a generic manufacturer. In August 2020, the US District Court in Delaware issued a favorable decision finding the dosage regimen patent valid and infringed, which has been appealed. A separate appeal against a USPTO decision upholding the dosage regimen patent in IPR proceedings has been finally dismissed.
Zolgensma (USD 319 million, +88%, +81% cc) had a strong first quarter with growth driven by Europe and Emerging Growth Markets, as well as ongoing geographic expansion. In Europe, in addition to Germany, formal reimbursement agreements are now secured in England (NHS), Scotland, Italy (AIFA) and Hungary. Agreements are also now in place with private health insurers in the Czech Republic and Slovakia. Zolgensma was most recently approved in Argentina and Australia and is now approved in 39 countries.
Mayzent (USD 55 million, +83%, +80% cc) continued to grow, driven by fulfilling an important unmet need in patients showing signs of progression despite being on other treatments. Mayzent is the first and only oral disease modifying therapy (DMT) studied and proven to delay disease progression in a broad SPMS patient population. Mayzent is now approved, among others, in the US, EU, UK, Australia, Canada, Japan and Switzerland.
Kesimpta (USD 50 million) driven by launch uptake including strong access and faster than expected conversion from free to paid scripts. To initiate access, we are providing Kesimpta free of charge for US patients who are eligible for reimbursement until they are covered by their insurance. Net sales in the first quarter include USD 9 million revenue adjustments relating to the fourth quarter of 2020 due to faster than expected conversion from free to paid scripts. We expect the share of free goods to decrease over time as reimbursement progresses. Kesimpta was launched in the US following FDA approval in August 2020. In March, Kesimpta received EC approval, with the launch expected in the second quarter of 2021. Kesimpta was also approved in several other markets, including Japan.
Aimovig (USD 47 million, ex-US, ex-Japan +31%, +21% cc) is the most prescribed anti-CGRP worldwide, with more than half a million patients prescribed worldwide in the post-trial setting. Aimovig is co-commercialized with Amgen in the US, where Amgen records sales. Novartis has exclusive rights and books sales in all ex-US territories excluding Japan. During the ongoing litigation between the companies the collaboration continues and will remain in force until a final court decision.
Ophthalmology
	Q1 2021	Q1 2020	% change	% change
	USD m	USD m	USD	cc

Ophthalmology
Lucentis	545	487	12	4

Xiidra	108	90	20	20

Beovu	39	68	-43	-44

Other	399	551	-28	-30

Total Ophthalmology	1 091	1 196	-9	-13

Lucentis (USD 545 million, +12%, +4% cc) sustained solid performance driven by strong growth in China, where additional indications were included in the NRDL in the fourth quarter of 2019, and slightly higher sales versus prior year in Europe. Several major markets were still impacted by continued pandemic restrictions that led to reduced clinic capacity and fewer patient visits compared to pre-pandemic levels.
Xiidra (USD 108 million, +20%, +20% cc) grew TRx share in the US during the quarter driven by an increase in brand awareness among diagnosed patients suffering from symptoms of dry eye disease. Novartis is in US ANDA litigation with a generic manufacturer. Novartis acquired Xiidra from Takeda.
Beovu (USD 39 million, -43%, -44% cc) sales declined versus prior year due to continued impact of the safety signal and the COVID-19 pandemic in the first quarter of 2021 as compared to strong early uptake in the first quarter of 2020 launch period. Launch roll-out continued, with approval now in 60 countries and reimbursement achieved in 15 countries, including the US, Germany, Japan, the UK and Italy. In the second half of 2020, Novartis announced positive findings from the first interpretable results of the KITE and KESTREL studies, assessing the efficacy and safety of Beovu in diabetic macular edema (DME). Data will be presented at the ARVO annual meeting in May 2021.
Other ophthalmology products declined mainly due to generic impacts in the US, primarily for Ciprodex and Azopt, and the negative impact of the COVID-19 pandemic which led to reduced clinic capacity and fewer patient visits.
Cardiovascular, Renal and Metabolism
	Q1 2021	Q1 2020	% change	% change
	USD m	USD m	USD	cc

Cardiovascular, Renal and Metabolism
Entresto	789	569	39	34

Other	1	1	0	nm

Total Cardiovascular, Renal and Metabolism	790	570	39	34

nm = not meaningful
Entresto (USD 789 million, +39%, +34% cc) sustained strong growth with increased patient share across markets, driven by demand as the essential first choice therapy for HF patients (reduced ejection fraction). The FDA approved an expanded indication in patients with left ventricular ejection fraction (LVEF) below normal on February 16, 2021, based on evidence from the PARAGON-HF and other trials, making Entresto the first therapy indicated for HFrEF and the majority of HFpEF patients. Novartis is in US ANDA litigation with generic manufacturers.
Leqvio (inclisiran) received EC approval in December 2020, for the treatment of adults with primary hypercholesterolemia (heterozygous familial and non-familial) or mixed dyslipidemia, as an adjunct to diet. In the US, a CRL was received due to unresolved third party facility inspection-related conditions. We expect to submit our response to the CRL in Q2-Q3 2021. Novartis has obtained global rights to develop, manufacture and commercialize Leqvio under a license and collaboration agreement with Alnylam Pharmaceuticals.
Respiratory AND ALLERGY
	Q1 2021	Q1 2020	% change	% change
	USD m	USD m	USD	cc

Respiratory and Allergy
Xolair	335	307	9	3

Ultibro Group	149	160	-7	-13

Other	9	4	125	65

Total Respiratory and Allergy	493	471	5	-1

Xolair sales for all indications are reported in the Respiratory franchise
Xolair (USD 335 million, +9%, +3% cc) continued growth, mainly driven by the chronic spontaneous urticaria (CSU) indication. The new indication of nasal polyps was approved in the US, EU and several other markets in the second half of 2020 and to date has been launched in the US, Germany and several other countries. Novartis co-promotes Xolair with Genentech in the US and shares a portion of operating income, but we do not record any US sales.
Ultibro Group (USD 149 million, -7%, -13% cc) sales declined due to competition and the impact of the COVID-19 pandemic. Ultibro Group consists of Ultibro Breezhaler, Seebri Breezhaler and Onbrez Breezhaler.
Enerzair Group consists of Enerzair Breezhaler and Atectura Breezhaler, to date they have been launched in 12 markets including Germany, Japan, UK and the Nordics.

Established Medicines
	Q1 2021	Q1 2020	% change	% change
	USD m	USD m	USD	cc

Established Medicines
Galvus Group	262	338	-22	-24

Exforge Group	254	258	-2	-6

Diovan Group	214	274	-22	-24

Zortress/Certican	107	127	-16	-18

Neoral/Sandimmun(e)	94	101	-7	-11

Voltaren/Cataflam	86	92	-7	-6

Other	432	517	-16	-19

Total Established Medicines	1 449	1 707	-15	-18

Galvus Group (USD 262 million, -22%, -24% cc) declined primarily due to the effects of initial stock building in the first quarter of 2020 at the time of distribution switch to our co-promotion partner in Japan and generic competition in Emerging Growth Markets.
Exforge Group (USD 254 million, -2%, -6% cc) declined mainly due to generic competition in Europe, partly offset by growth in China.
Diovan Group (USD 214 million, -22%, -24% cc) declined mainly due to generic competition and the impact of VBP (volume based procurement) in China.
Zortress/Certican (USD 107 million, -16%, -18% cc) declined mainly due to generic competition in the US and the overall decline of the transplant market resulting from the impact of the COVID-19 pandemic.
Neoral/Sandimmun(e) (USD 94 million, -7%, -11% cc) declined mainly due to generic competition and the overall decline of the transplant market resulting from the impact of the COVID-19 pandemic.
Voltaren/Cataflam (USD 86 million, -7%, -6% cc) declined mainly due to external supply issues following the COVID-19 pandemic and generic competition.

Sandoz
	Q1 2021 USD m	Q1 2020 USD m	% change USD	% change cc

Net sales	2 307	2 528	-9	-13

Operating income/loss	312	-45	nm	nm

As % of net sales	13.5	-1.8

Core operating income	445	673	-34	-35

As % of net sales	19.3	26.6

nm = not meaningful
COVID-19 impacts
First quarter sales were significantly impacted in comparison to prior year due to the COVID-19 related prior year forward purchasing effect and the prolonged disruption this quarter to hospitals and HCP practices, which has further limited patient access to treatments for our Retail business across regions. Our Retail and Anti-Infectives businesses were also impacted by a historically weak cough and cold season, likely due to measures taken to manage the pandemic. Spending was lower for the quarter as we continued to embrace new ways of working, which include lower travel and meeting costs, as well as lower promotional activities.
First quarter
Net sales
Sandoz net sales were USD 2.3 billion (-9%, -13% cc) with a negative price effect of 10 percentage points mainly due to increasing competition and prior year benefit from off-contract sales. Volume declined 3 percentage points from the impact of COVID-19 on prior year forward purchasing and softened retail demand, with a historically weak cough and cold season, partly offset by growth in Biopharmaceuticals. Excluding prior year COVID-19 related forward purchasing, we estimate first quarter net sales declined -9% (cc, -5% USD).
Sales in Europe were USD 1.3 billion (-12%, -17% cc), due to the continued retail decline from COVID-19 impacts. Sales in the US were USD 447 million (-22%), due to the continued decline of the retail business, especially oral solids including partnership terminations, as well as prior year benefit from off-contract sales. Sales in Asia / Africa / Australasia were USD 393 million (+18%, +12% cc). Sales in Canada and Latin America were USD 209 million (+7%, +8% cc).
Global sales of Biopharmaceuticals (biosimilars, biopharmaceutical contract manufacturing and Glatopa) grew to USD 511 million (+14%, +7% cc), slower than in the prior year, reflecting increased competition in Europe.
Retail sales were USD 1.7 billion (-15%, -18% cc), declining due to the above mentioned factors. Total anti-infectives sales were USD 263 million (-21%, -23% cc), which were impacted by COVID-19 related forward purchasing in the prior year.
Operating income
Operating income was USD 312 million, an increase of USD 357 million versus prior year, mainly driven by lower legal settlements and lower amortization compared to prior year. Operating income margin increased by 15.9 percentage points in constant currencies; currency had a negative impact of 0.6 percentage points, resulting in a net increase of 15.3 percentage points to 13.5% of net sales.
Core adjustments were USD 133 million, including USD 64 million of amortization. Prior year core adjustments were USD 718 million. The change in core adjustments compared to prior year was driven by lower legal settlements, lower amortization and lower restructuring expenses.
Core operating income was USD 445 million (-34%, -35% cc) due to lower sales and unfavorable gross margin. Excluding prior year COVID-19 forward purchasing, we estimate core operating income declined -29% (cc, -28% USD). Core operating income margin was 19.3% of net sales, decreasing 7.3 percentage points (-6.8 percentage points cc versus prior year). Core gross margin as a percentage of sales decreased by 4.3 percentage points (cc), due to unfavorable price effects, product and geographic mix, partly offset by ongoing productivity improvements. Core R&D expenses as a percentage of net sales increased by 1.5 percentage points (cc) driven by biopharmaceu-

tical pipeline investments. Core SG&A expenses increased by 1.3 percentage points (cc) mainly due to lower sales. Core Other Income and Expenses increased the margin by 0.3 percentage points (cc).
Group Cash Flow and Balance Sheet
Cash Flow
First quarter
Net cash flows from operating activities amounted to USD 2.1 billion, compared to USD 2.5 billion in the prior year quarter. This decrease was mainly driven by lower net income adjusted for non-cash items and other adjustments, including divestment gains, and unfavorable hedging results, partly offset by favorable changes in working capital.
Net cash inflows from investing activities from continuing operations amounted to USD 0.8 billion, compared to net cash outflows of USD 10.1 billion in the prior year quarter.
The current year quarter cash inflows were mainly driven by USD 1.5 billion net proceeds from the sale of marketable securities and commodities, partly offset by USD 0.6 billion for purchases of intangible assets (including the in-licensing of tislelizumab from BeiGene).
In the prior year quarter, net cash outflows from investing activities from continuing operations were mainly driven by USD 9.9 billion for acquisitions and divestments of businesses, net (including the acquisition of The Medicines Company for USD 9.5 billion, net of cash acquired USD 0.1 billion, and the acquisition of the Japanese business of Aspen Global Incorporated for USD 0.3 billion); USD 0.2 billion for purchases of property, plant and equipment; and USD 0.2 billion for purchases of intangible assets. These cash outflows were partly offset by cash inflows of USD 0.3 billion from the sale of financial assets (including USD 0.2 billion proceeds from the sale of Alcon Inc. shares) and intangible assets.
Net cash outflows used in financing activities from continuing operations amounted to USD 8.5 billion, compared to net cash inflows of USD 1.0 billion in the prior year quarter.
The current year quarter cash outflows were mainly driven by USD 7.4 billion for the dividend payment, USD 1.9 billion for net treasury share transactions and USD 1.5 billion for the repayment of a bond denominated in euro (notional amount of EUR 1.25 billion) at maturity. These cash outflows were partly offset by cash inflows of USD 2.3 billion from the net increase in current financial debts.
In the prior year quarter, net cash inflows from financing activities from continuing operations were driven by USD 8.6 billion from current and non-current financial debts; consisting of USD 4.9 billion from the issuance of bonds denominated in US dollars (notional amount of USD 5.0 billion) and USD 3.7 billion from the net increase in current financial debts. Net cash inflows from treasury share transactions amounted to USD 0.7 billion. These cash inflows were partly offset by USD 7.0 billion for the dividend payment; USD 1.0 billion for the repayment of a USD dollar bond at maturity; and USD 0.3 billion for the net payments of lease liabilities and other financing cash flows.
Free cash flow amounted to USD 1.6 billion (-21%) compared to USD 2.0 billion in the prior year quarter. This decline was mainly due to the USD 650 million upfront payment to in-license tislelizumab from BeiGene and lower operating income adjusted for non-cash items, partly offset by favorable changes in working capital.
Balance sheet
Assets
Total non-current assets of USD 99.6 billion at March 31, 2021, decreased by USD 2.8 billion compared to December 31, 2020. Intangible assets other than goodwill decreased by USD 1.4 billion as net additions (including the in-licensing of tislelizumab from BeiGene) were more than offset by unfavorable currency translation adjustments and amortization. Goodwill decreased by USD 0.4 billion mainly due to unfavorable currency translation adjustments. Investments in associated companies decreased by USD 0.9 billion, as income from associated companies was more than offset by unfavorable currency translation adjustments and dividends received. Property, plant and equipment decreased by USD 0.7 billion, as net additions were more than offset by unfavorable currency translation adjustments, depreciation and impairments. These decreases were partly offset by an increase in other non-current assets of USD 0.7 billion, mainly due to an increase in the prepaid benefit costs of USD 0.6 billion from actu-

arial gains on changes in discount rates used and valuation impact on plan assets. Right-of-use assets, deferred tax assets and financial assets were broadly in line with December 31, 2020.
Total current assets of USD 22.2 billion at March 31, 2021, decreased by USD 7.5 billion compared to December 31, 2020. This decrease was mainly driven by the reduction in cash and cash equivalents of USD 5.9 billion and in marketable securities, commodities, time deposits and derivative financial instruments of USD 1.6 billion mainly due to the dividend payment and the repayment of the current portion of a non-current financial debt. Inventories, other current assets, trade receivables and income tax receivables were broadly in line with December 31, 2020.
Liabilities
Total non-current liabilities of USD 41.0 billion decreased by USD 1.3 billion compared to December 31, 2020. Provisions and other non-current liabilities decreased by USD 0.7 billion, mainly due to a USD 0.8 billion decrease in defined benefit plans mainly due to actuarial gains resulting from changes in discount rates used to calculate the defined benefit obligations. Non-current financial debts decreased by USD 0.5 billion due to currency translation adjustments. Non-current lease liabilities and deferred tax liabilities were broadly in line with December 31, 2020.
Total current liabilities of USD 30.2 billion decreased by USD 2.9 billion compared to December 31, 2020. Provisions and other current liabilities decreased by USD 2.7 billion mainly due to the USD 1.8 billion decrease of the treasury share repurchase obligation, as the trading plan commitment with a bank was fully executed and expired in March 2021. Trade payables decreased by USD 0.4 billion and current income tax liabilities decreased by USD 0.2 billion, whereas current financial debts and derivative financial instruments increased by USD 0.4 billion, mainly due to higher short-term borrowings of USD 2.1 billion, offset by the repayment of a USD 1.5 billion bond denominated in euro (notional amount of EUR 1.25 billion) at maturity. Current lease liabilities remained broadly in line with December 31, 2020.
Equity
The Group’s equity decreased by USD 6.1 billion to USD 50.6 billion at March 31, 2021, compared to December 31, 2020. This decrease was mainly due to the cash-dividend payment of USD 7.4 billion, purchase of treasury shares of USD 1.9 billion and unfavorable currency translation differences of USD 2.2 billion. This was partially offset by the net income of USD 2.1 billion, net actuarial gains of USD 1.1 billion, the decrease of the treasury share repurchase obligation of USD 1.8 billion, equity-based compensation of USD 0.2 billion and the net favorable fair value adjustments on financial instruments of USD 0.1 billion.
Net debt and debt/equity ratio
The Group’s liquidity amounted to USD 4.1 billion at March 31, 2021, compared to USD 11.6 billion at December 31, 2020. Total non-current and current financial debts, including derivatives, amounted to USD 35.9 billion at March 31, 2021, compared to USD 36.0 billion at December 31, 2020. The debt/equity ratio increased to 0.71:1 at March 31, 2021, compared to 0.64:1 at December 31, 2020. The net debt increased to USD 31.8 billion at March 31, 2021, compared to USD 24.5 billion at December 31, 2020.

Innovation Review
Benefiting from our continued focus on innovation, Novartis has one of the industry’s most innovative and inventive pipelines with more than 160 projects in clinical development.
Selected Innovative Medicines approvals: US, EU and Japan in Q1
Product	Active ingredient/ Descriptor	Indication	Region

Entresto	sacubitril/valsartan	Expanded HF with LVEF below normal	US - Feb

Kesimpta	ofatumumab	Relapsing multiple sclerosis	JP and EU - Mar (approved in US, Q3 2020)

Selected Innovative Medicines projects awaiting regulatory decisions
Completed submissions

Product	Indication	US	EU	Japan	News update

Cosentyx	300 mg auto-injector	Q4 2020	Approved

Leqvio	Hyperlipidemia	Q4 2019	Approved		– Response to CRL planned to be submitted Q2 - Q3 2021

Jakavi	Acute graft-versus-host disease (GvHD)		Q1 2021	Q1 2021	– US filing by Incyte

	Chronic GvHD		Q1 2021	Q1 2021	– US filing by Incyte

Selected Innovative Medicines pipeline projects
Compound/ product	Potential indication/ Disease area	First planned submissions	Current Phase	News update

ABL001 (asciminib)	Chronic myeloid leukemia 3rd line	H1 2021	3	– FDA Fast Track designation – EU Orphan Drug designation – FDA Breakthrough Therapy designation granted

ACZ885 (canakinumab)	Adjuvant NSCLC	2023	3	– Enrollment ongoing

	NSCLC, 1st line	H2 2021	3	– Depending on timing of final read-out, submission may move to early 2022

	NSCLC, 2nd line		3	– Ph3 CANOPY-2 trial did not meet primary endpoint

Aimovig	Pediatric migraine	≥2025	3

AVXS-101 (OAV101)	Spinal muscular atrophy (IT formulation)	TBC based on FDA feedback	1/2	– Preclinical studies to address partial clinical hold are on track – Pivotal confirmatory study, to be initiated after partial clinical hold is lifted

AVXS‑201 (OAV201)	Rett syndrome	≥2025	1

Beovu	Diabetic macular edema	H1 2021	3	– Positive topline results from second Ph3 trial KESTREL

	Retinal vein occlusion	2024	3	– Study enrollment delayed mainly due to COVID-19

	Diabetic retinopathy	≥2025	3	– Study start delayed mainly due to COVID-19

BYL719 (alpelisib)	PIK3CA-related overgrowth spectrum	H2 2021	2	– Planned US filing based on RWE data – EU Orphan Drug designation granted

	Triple negative breast cancer	2023	3

	Human epidermal growth factor receptor 2-positive (HER2+) advanced breast cancer	≥2025	3

	Ovarian cancer	2023	3

	Head and neck squamous cell carcinoma, 2nd and 3rd line	≥2025	3

Compound/ product	Potential indication/ Disease area	First planned submissions	Current Phase	News update

CEE321	Atopic dermatitis	≥2025	1

CFZ533 (iscalimab)	Renal transplantation	≥2025	2

	Liver transplantation	≥2025	2

	Sjögren's syndrome	≥2025	2

Coartem	Malaria, uncomplicated (<5 kg patients)	2024	3	– Submission planned in Switzerland

Cosentyx	Ankylosing spondylitis head‑to‑head study versus Sandoz biosimilar Hyrimoz (adalimumab)	2022	3

	Hidradenitis suppurativa	2022	3

	Giant cell arteritis	2024	2

	Lichen planus	≥2025	2

	Lupus nephritis	≥2025	3

	Psoriatic arthritis (IV formulation)	2022	3

	Ankylosing spondylitis (IV formulation)	2023	3

CPK850	Retinitis pigmentosa	≥2025	2

CSJ117	Asthma	≥2025	2

ECF843	Dry eye	2023	2

Entresto	Post‑acute myocardial infarction	TBD	3	– Numerical trends consistently favored Entresto vs ramipril. However, Ph3 PARADISE-MI trial did not meet primary composite endpoint. Continue to evaluate data

KAE609 (cipargamin)	Malaria, uncomplicated	≥2025	2

	Malaria, severe	≥2025	2

KAF156 (ganaplacide)	Malaria, uncomplicated	≥2025	2

Kisqali + endocrine therapy	Hormone receptor-positive (HR+)/human epidermal growth factor receptor 2-negative (HER2-) early breast cancer (adjuvant)	2023	3

Kymriah	Relapsed/refractory follicular lymphoma	H2 2021	2

	Relapsed/refractory diffuse large B‑cell lymphoma in 1st relapse	H2 2021	3

Leqvio	Secondary prevention of cardiovascular events in patients with elevated levels of LDL-C	≥2025	3

LJC242 (tropifexor + cenicriviroc)	Nonalcoholic steatohepatitis		2	– Readout not supportive of further development

LJN452 (tropifexor + licogliflozin)	Nonalcoholic steatohepatitis	≥2025	2

LMI070 (branaplam)	Spinal muscular atrophy	≥2025	2	– FDA, EU Orphan Drug designation – Dose ranging study ongoing

	Huntington’s disease	≥2025	1	– FDA Orphan Drug designation – Ph1 study is in healthy volunteers

LNA043	Osteoarthritis	≥2025	2

LNP023 (iptacopan)	Paroxysmal nocturnal hemoglobinuria	2023	3	– FDA, EU Orphan Drug designation – FDA Breakthrough Therapy designation – Ph3 FPFV achieved

	IgA nephropathy	2023	3	– EU Orphan Drug designation – Ph3 FPFV achieved

	C3 glomerulopathy	2023	2	– FDA, EU Orphan Drug designation – EU PRIME designation – FDA Rare Pedriatic designation

	Membranous nephropathy	≥2025	2

	Atypical haemolytic uraemic syndrome	≥2025	2

LOU064 (remibrutinib)	Chronic spontaneous urticaria	≥2025	2	– Readout expected in H2 2021

	Sjögren's syndrome	≥2025	2

Lutathera	Gastroenteropancreatic neuroendocrine tumors, 1st line in G2/3 tumors	2023	3

Compound/ product	Potential indication/ Disease area	First planned submissions	Current Phase	News update

177Lu-PSMA-617	Metastatic castration-resistant prostate cancer	H2 2021	3
– Ph3 VISION study with 177Lu-PSMA-617
met both primary endpoints, significantly
improving overall survival and radiographic
progression-free survival in patients with
PSMA-positive metastatic castration-resistant
prostate cancer

	Metastatic castration-resistant prostate cancer pre-taxane	2023	3	– Ph3 study to be initiated in H1 2021

	Metastatic hormone sensitive prostate cancer	2024	3	– Ph3 study to be initiated in H1 2021

177Lu-PSMA-R2	Prostate cancer	≥2025	1

177Lu-NeoB	Multiple solid tumors	≥2025	1

LXE408	Visceral leishmaniasis	≥2025	2

MBG453 (sabatolimab)	Myelodysplastic syndrome	H2 2021	3

	Unfit acute myeloid leukemia	2024	2

MIJ821	Depression	≥2025	2

PDR001 (spartalizumab)	Malignant melanoma (combo)	≥2025	2	– Enrollment ongoing

QBW251 (icenticaftor)	Chronic obstructive pulmonary disease	2024	2	– Ph2b recruitment ongoing

QGE031 (ligelizumab)	Chronic spontaneous urticaria	2022	3	– FDA Breakthrough Therapy designation

	Chronic inducible urticaria	2024	3	– Ph3 study to be initiated in H2 2021

	Food allergy	≥2025	3	– Ph3 study to be initiated in H2 2021

SAF312	Chronic ocular surface pain	2024	2

Tabrecta	Solid tumors	2024	2

TQJ230 (pelacarsen)	Secondary prevention of cardiovascular events in patients with elevated levels of lipoprotein(a)	≥2025	3	– Enrollment ongoing – FDA Fast Track designation – China Breakthrough Therapy designation

UNR844	Presbyopia	2024	2

VAY736 (ianalumab)	Auto-immune hepatitis	≥2025	2

	Sjögren’s syndrome	≥2025	2	– FDA Fast Track designation

VDT842 (tislelizumab)	Multiple indications	2021+	3	– BeiGene deal, NSCLC and esophageal cancer indications to be submitted in 2021

VPM087 (gevokizumab)	Colorectal cancer, 1st line	≥2025	1

Xolair	Food allergy	2022	3

Selected Sandoz approvals and pipeline projects
Project/ Compound	Potential indication/ Disease area	News update

GP2411 (denosumab)	Osteoporosis, skeletal-related in bone met. pts (same as originator)	– In Ph3

Insulin glargine, lispro, aspart	Diabetes	– Collaboration with Gan & Lee

Natalizumab	Multiple sclerosis and Crohn’s disease	– Collaboration Polpharma Biologics

Trastuzumab	HER2-positive cancer tumors	– Collaboration EirGenix

Condensed Interim Consolidated Financial Statements

Consolidated income statements
First quarter (unaudited)
(USD millions unless indicated otherwise)	Note	Q1 2021	Q1 2020

Net sales to third parties	9	12 411	12 283

Other revenues	9	283	425

Cost of goods sold		-4 039	-3 722

Gross profit		8 655	8 986

Selling, general and administration		-3 529	-3 486

Research and development		-2 351	-2 060

Other income		339	261

Other expense		-699	-957

Operating income		2 415	2 744

Income from associated companies		256	123

Interest expense		-202	-239

Other financial income and expense		-19	-7

Income before taxes		2 450	2 621

Taxes		-391	-448

Net income		2 059	2 173

Attributable to:
Shareholders of Novartis AG		2 059	2 176

Non-controlling interests		0	-3

Weighted average number of shares outstanding – Basic (million)		2 252	2 275

Basic earnings per share (USD) [1]		0.91	0.96

Weighted average number of shares outstanding – Diluted (million)		2 265	2 292

Diluted earnings per share (USD) [1]		0.91	0.95

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Consolidated statements of comprehensive income
First quarter (unaudited)
(USD millions)	Q1 2021	Q1 2020

Net income	2 059	2 173

Other comprehensive income to be eventually recycled into the consolidated income statement:
Fair value adjustments on debt securities, net of taxes		-1

Novartis share of other comprehensive income recognized by associated companies, net of taxes	-71	-12

Net investment hedge	105	37

Currency translation effects	-2 156	2

Total of items to eventually recycle	-2 122	26

Other comprehensive income never to be recycled into the consolidated income statement:
Actuarial gains/(losses) from defined benefit plans, net of taxes	1 098	-612

Fair value adjustments on equity securities, net of taxes	149	-74

Total of items never to be recycled	1 247	-686

Total comprehensive income	1 184	1 513

Attributable to:
Shareholders of Novartis AG	1 186	1 516

Non-controlling interests	-2	-3

Consolidated balance sheets
(USD millions)	Note	Mar 31, 2021 (unaudited)	Dec 31, 2020 (audited)

Assets
Non-current assets
Property, plant and equipment	9	11 603	12 263

Right-of-use assets		1 601	1 676

Goodwill	9	29 590	29 999

Intangible assets other than goodwill	9	35 377	36 809

Investments in associated companies		8 693	9 632

Deferred tax assets		8 169	8 214

Financial assets		2 935	2 901

Other non-current assets		1 586	892

Total non-current assets		99 554	102 386

Current assets
Inventories		6 997	7 131

Trade receivables		8 265	8 217

Income tax receivables		216	239

Marketable securities, commodities, time deposits and derivative financial instruments		276	1 905

Cash and cash equivalents		3 801	9 658

Other current assets		2 643	2 523

Total current assets		22 198	29 673

Total assets		121 752	132 059

Equity and liabilities
Equity
Share capital		913	913

Treasury shares		-60	-53

Reserves		49 670	55 738

Equity attributable to Novartis AG shareholders		50 523	56 598

Non-controlling interests		66	68

Total equity		50 589	56 666

Liabilities
Non-current liabilities
Financial debts		25 747	26 259

Lease liabilities		1 652	1 719

Deferred tax liabilities		7 393	7 422

Provisions and other non-current liabilities		6 211	6 934

Total non-current liabilities		41 003	42 334

Current liabilities
Trade payables		5 040	5 403

Financial debts and derivative financial instruments		10 165	9 785

Lease liabilities		279	286

Current income tax liabilities		2 234	2 458

Provisions and other current liabilities		12 442	15 127

Total current liabilities		30 160	33 059

Total liabilities		71 163	75 393

Total equity and liabilities		121 752	132 059

Consolidated statements of changes in equity
First quarter (unaudited)
				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at January 1, 2021		913	-53	57 157	-1 419	56 598	68	56 666

Net income				2 059		2 059	0	2 059

Other comprehensive income				-71	-802	-873	-2	-875

Total comprehensive income				1 988	-802	1 186	-2	1 184

Dividends				-7 368		-7 368		-7 368

Purchase of treasury shares			-12	-1 881		-1 893		-1 893

Exercise of options and employee transactions			0	42		42		42

Equity-based compensation			5	153		158		158

Shares delivered to Alcon employees as a result of the Alcon spin-off			0	17		17		17

Taxes on treasury share transactions				1		1		1

Decrease of treasury share repurchase obligation under a share buyback trading plan	4.1			1 769		1 769		1 769

Fair value adjustments on financial assets sold				154	-154

Fair value adjustments related to divestments				3	-3

Other movements	4.2			13		13		13

Total of other equity movements			-7	-7 097	-157	-7 261		-7 261

Total equity at March 31, 2021		913	-60	52 048	-2 378	50 523	66	50 589

				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at January 1, 2020		936	-80	59 275	-4 657	55 474	77	55 551

Net income				2 176		2 176	-3	2 173

Other comprehensive income				-12	-648	-660	0	-660

Total comprehensive income				2 164	-648	1 516	-3	1 513

Dividends				-6 987		-6 987		-6 987

Purchase of treasury shares			-1	-140		-141		-141

Exercise of options and employee transactions			8	815		823		823

Equity-based compensation			5	157		162		162

Shares delivered to Alcon employees as a result of the Alcon spin-off			0	21		21		21

Taxes on treasury share transactions				30		30		30

Fair value adjustments on financial assets sold				16	-16

Other movements	4.2			5		5		5

Total of other equity movements			12	-6 083	-16	-6 087		-6 087

Total equity at March 31, 2020		936	-68	55 356	-5 321	50 903	74	50 977

Consolidated statements of cash flows
First quarter (unaudited)
(USD millions)	Note	Q1 2021	Q1 2020

Net income		2 059	2 173

Adjustments to reconcile net income to net cash flows from operating activities
Reversal of non-cash items and other adjustments	6.1	2 366	2 857

Dividends received from associated companies and others		522	487

Interest received		4	32

Interest paid		-112	-94

Other financial receipts			209

Other financial payments		-283	-9

Taxes paid	6.2	-735	-596

Net cash flows from operating activities before working capital and provision changes		3 821	5 059

Payments out of provisions and other net cash movements in non-current liabilities		-217	-404

Change in net current assets and other operating cash flow items		-1 474	-2 127

Net cash flows from operating activities		2 130	2 528

Purchases of property, plant and equipment		-246	-237

Proceeds from sale of property, plant and equipment		66	3

Purchases of intangible assets		-612	-246

Proceeds from sale of intangible assets		83	56

Purchases of financial assets		-36	-52

Proceeds from sale of financial assets		224	242

Purchases of other non-current assets		-12	-41

Acquisitions and divestments of interests in associated companies, net		-2	-2

Acquisitions and divestments of businesses, net	6.3	-209	-9 901

Purchases of marketable securities and commodities		-50	-271

Proceeds from sale of marketable securities and commodities		1 579	322

Net cash flows from/used in investing activities from continuing operations		785	-10 127

Net cash flows used in investing activities from discontinued operations	6.4	-5	-14

Net cash flows from/used in investing activities		780	-10 141

Dividends paid to shareholders of Novartis AG		-7 368	-6 987

Acquisitions of treasury shares		-1 922	-141

Proceeds from exercised options and other treasury share transactions, net		30	816

Increase in non-current financial debts			4 945

Repayments of non-current financial debts		-1 466	-1 000

Change in current financial debts		2 301	3 655

Payments of lease liabilities, net		-80	-68

Other financing cash flows, net		-24	-194

Net cash flows used in/from financing activities from continuing operations		-8 529	1 026

Net cash flows used in financing activities from discontinued operations	6.4	-11	-13

Net cash flows used in/from financing activities		-8 540	1 013

Net change in cash and cash equivalents before effect of exchange rate changes		-5 630	-6 600

Effect of exchange rate changes on cash and cash equivalents		-227	16

Net change in cash and cash equivalents		-5 857	-6 584

Cash and cash equivalents at January 1		9 658	11 112

Cash and cash equivalents at March 31		3 801	4 528

Notes to the Condensed Interim Consolidated Financial Statements for the three-month period ended March 31, 2021 (unaudited)

1. Basis of preparation
These Condensed Interim Consolidated Financial Statements for the three-month interim period ended March 31, 2021, were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and accounting policies set out in the 2020 Annual Report published on January 26, 2021.
2. Selected critical accounting policies
The Group’s principal accounting policies are set out in Note 1 to the Consolidated Financial Statements in the 2020 Annual Report and conform with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.
The preparation of financial statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the year, which affect the reported amounts of revenues, expenses, assets, liabilities and contingent amounts.
Estimates are based on historical experience and other assumptions that are considered reasonable under the given circumstances and are continually monitored. Actual outcomes and results could differ from those estimates and assumptions. Revisions to estimates are recognized in the period in which the estimate is revised.
As disclosed in the 2020 Annual Report, goodwill, and acquired In-Process Research & Development projects are reviewed for impairment at least annually and these, as well as all other investments in intangible assets, are reviewed for impairment whenever an event or decision occurs that raises concern about their balance sheet carrying value. The amount of goodwill and other intangible assets on the Group’s consolidated balance sheet has risen significantly in recent years, primarily from acquisitions. Impairment testing may lead to potentially significant impairment charges in the future that could have a materially adverse impact on the Group’s results of operations and financial condition.
3. Significant transactions
The Group applied the acquisition method of accounting for businesses acquired, and did not elect to apply the optional concentration test to account for acquired business as an asset separately acquired.
Significant transactions in 2021
There were no significant business acquisition transactions that closed in the first quarter of 2021. For disclosure on significant research and development agreements, see Note 10.
Significant pending transactions
Sandoz – acquisition of GSK’s cephalosporin antibiotics business
On February 10, 2021, Sandoz entered into an agreement with certain subsidiaries of GlaxoSmithKline plc (GSK) for the acquisition of the GSK’s cephalosporin antibiotics business.
Under the agreement, Sandoz will acquire the global rights to three established brands (Zinnat®, Zinacef® and Fortum®) in more than 100 markets. It excludes the rights in the US, Australia and Germany to certain of those brands, which were previously divested by GSK, and the rights in India, Pakistan, Egypt, Japan (to certain of the brands) and China, which will be retained by GSK.
The purchase price will consist of an USD 350 million upfront payment payable at closing and potential milestone payments up to USD 150 million, which GSK will be eligible to receive upon the achievement of certain annual sales milestones for the portfolio.
The transaction is expected to be completed in the second half of 2021, subject to customary closing conditions, including regulatory approvals.
Significant transactions in 2020
Innovative Medicines – acquisition of The Medicines Company
On November 23, 2019, Novartis entered into an agreement and plan of merger (the Merger Agreement) with The Medicines Company, a US-based pharmaceutical company headquartered in Parsippany, New Jersey USA. Pursuant to the Merger Agreement, on December 5, 2019, Novartis, through a subsidiary, commenced a tender offer to acquire all outstanding shares of The Medicines Company for USD 85 per share, or a total consideration of approximately USD 9.6 billion in cash on a fully diluted basis, including the equivalent share value related to The Medicines Company’s convertible notes, in accordance with their terms. The tender offer expired on January 3, 2020, and on January 6, 2020, the acquiring subsidiary merged with and into The Medicines Company, resulting in The Medicines Company becoming an indirect wholly owned subsidiary of Novartis. Novartis financed the transaction through available cash, and short- and long-term borrowings.
The Medicines Company is focused on the development of inclisiran, a potentially first-in-class, twice yearly therapy that allows administration during patients’ routine visits to their healthcare professionals and will potentially contribute to improved patient adherence and sustained lower LDL-C levels.
The fair value of the total purchase consideration was USD 9.6 billion. The purchase price allocation resulted in net identifiable assets of approximately USD 7.1 billion, consisting of USD 8.5 billion intangible assets, USD 1.4 billion net deferred tax liabilities and goodwill of approximately USD 2.5 billion.
The 2020 results of operations since the date of acquisition were not material.
Sandoz – acquisition of the Japanese business of Aspen Global Incorporated
On November 11, 2019, Sandoz entered into an agreement for the acquisition of the Japanese business of Aspen Global Incorporated (AGI), a wholly owned subsidiary of Aspen Pharmacare Holdings Limited. Under the agreement, Sandoz acquired the shares in Aspen Japan K.K. and associated assets held by AGI. The transaction closed on January 31, 2020.
Aspen’s portfolio in Japan consists of off-patent medicines with a focus on anesthetics and specialty brands. The acquisition will enable Sandoz to expand its presence in the third-largest worldwide generics marketplace.
The purchase price consist of EUR 274 million (USD 303 million) upfront payment, less customary purchase price adjustment of EUR 27 million (USD 30 million), plus potential milestone payments of up to EUR 70 million (USD 77 million), which AGI is eligible to receive upon the achievement of specified milestones.
The fair value of the total purchase consideration was EUR 294 million (USD 324 million). The amount consisted of a cash payment of EUR 247 million (USD 273 million) and the fair value of contingent consideration of EUR 47 million (USD 51 million), which AGI is eligible to receive upon the achievement of specified milestones. The purchase price allocation resulted in net identifiable assets of USD 238 million, consisting of USD 196 million intangible assets, USD 26 million other net assets, USD 16 million net deferred tax assets. Goodwill amounted to USD 86 million. The 2020 results of operations since the date of acquisition were not material.
Sandoz – retention of US dermatology business and generic US oral solids portfolio, previously planned to be divested
On September 6, 2018, Novartis announced that it entered into a stock and asset purchase agreement (SAPA) with Aurobindo Pharma USA Inc. (Aurobindo) for the sale of selected portions of its Sandoz US portfolio, specifically the Sandoz US dermatology business and generic US oral solids portfolio, for USD 0.8 billion in cash and potential earnouts. The closing was conditional on obtaining regulatory approval.
In March 2020, Novartis took the decision to retain the Sandoz US generic oral solids and dermatology businesses and on April 2, 2020 entered into a mutual agreement with Aurobindo to terminate the transaction. The decision was taken as approval from the US Federal Trade Commission for the transaction was not obtained within the agreed timelines.
The cumulative amount of the depreciation on property, plant and equipment (USD 38 million) and amortization on intangible assets (USD 102 million), not recorded in the consolidated income statement since the date of classification as held for sale was recognized in the consolidated income statement in the first quarter of 2020. In addition, an impairment of currently marketed products of USD 42 million was recognized in the first quarter of 2020 consolidated income statement.
As at March 31, 2020, the assets and liabilities of the Sandoz US generic oral solids and dermatology businesses were reclassified out of assets and liabilities of disposal group held for sale. The prior year balance sheet is not required to be restated.
In 2020, there were no cumulative income or expenses included in other comprehensive income relating to the disposal group.

4. Summary of equity attributable to Novartis AG shareholders
		Number of outstanding shares (in millions)		Issued share capital and reserves attributable to Novartis AG shareholders (in USD millions)

	Note	2021	2020	Q1 2021	Q1 2020

Balance at beginning of year		2 256.8	2 265.0	56 598	55 474

Shares acquired to be canceled		-19.6		-1 768

Other share purchases		-1.4	-1.5	-125	-141

Exercise of options and employee transactions		0.6	14.7	42	823

Equity-based compensation		8.6	10.2	158	162

Shares delivered to Alcon employees as a result of the Alcon spin-off		0.1	0.3	17	21

Taxes on treasury share transactions				1	30

Decrease of treasury share repurchase obligation under a share buyback trading plan	4.1			1 769

Dividends				-7 368	-6 987

Net income of the period attributable to shareholders of Novartis AG				2 059	2 176

Other comprehensive income attributable to shareholders of Novartis AG				-873	-660

Other movements	4.2			13	5

Balance at March 31		2 245.1	2 288.7	50 523	50 903

4.1. In November 2020, Novartis entered into an irrevocable, non-discretionary arrangement with a bank to repurchase Novartis shares on the second trading line under its up-to USD 2.5 billion share buyback. Novartis was able to cancel this arrangement at any time but would have been subject to a 90-day waiting period. The commitment under this arrangement therefore reflected the obligated purchases by the bank under such trading plan over a rolling 90-day period, or if shorter, until the maturity date of such trading plan.
This trading plan commitment was fully executed and expired in March 2021, and as a consequence, there is no contingent liability related to this plan recognized as of March 31, 2021.
4.2. Other movements includes, for subsidiaries in hyperinﬂationary economies, the impact of the restatement of the non-monetary assets and liabilities with the general price index at the beginning of the period as well as the restatement of the equity balances of the current year.

5. Financial instruments
Fair value by hierarchy
The following table illustrates the three hierarchical levels for valuing financial instruments at fair value as of March 31, 2021 and December 31, 2020. For additional information on the hierarchies and other matters, please refer to the Consolidated Financial Statements in the 2020 Annual Report, published on January 26, 2021.
	Level 1		Level 2		Level 3		Total

(USD millions)	Mar 31, 2021	Dec 31, 2020	Mar 31, 2021	Dec 31, 2020	Mar 31, 2021	Dec 31, 2020	Mar 31, 2021	Dec 31, 2020

Marketable securities
Debt securities			24	26			24	26

Total marketable securities			24	26			24	26

Derivative financial instruments			82	159			82	159

Total marketable securities and derivative financial instruments			106	185			106	185

Long-term financial investments
Debt and equity securities	1 051	1 153			524	460	1 575	1 613

Fund investments	28	30			401	336	429	366

Contingent consideration receivables					630	625	630	625

Total long-term financial investments	1 079	1 183			1 555	1 421	2 634	2 604

Associated companies at fair value through profit or loss					225	211	225	211

Contingent consideration payables					-1 050	-1 046	-1 050	-1 046

Other financial liabilities					-19	-23	-19	-23

Derivative financial instruments			-44	-194			-44	-194

Total financial liabilities at fair value			-44	-194	-1 069	-1 069	-1 113	-1 263

During the first quarter of 2021, there was a transfer of equity security from level 1 to level 3 of USD 29 million due to de-listing.
The fair value of straight bonds amounted to USD 28.0 billion at March 31, 2021 (USD 31.4 billion at December 31, 2020) compared to the balance sheet value of USD 26.2 billion at March 31, 2021 (USD 28.3 billion at December 31, 2020). For all other financial assets and liabilities, the carrying amount is a reasonable approximation of the fair value. The carrying amount of financial assets included in the line total long-term financial investments of USD 2.6 billion at March 31, 2021 (USD 2.6 billion at December 31, 2020) is included in line “Financial and other non-current assets” of the consolidated balance sheets.
In 2021, in accordance with the consolidated foundations, Alcon Inc. share divestment plans, Alcon Inc. shares with a fair value of USD 9 million (2020: USD 331 million) were sold, or otherwise disposed of, and the USD 1 million gain on disposal (2020: USD 13 million gain on disposal) was transferred from other comprehensive income to retained earnings.
In the first quarter of 2021, Novartis repaid a USD 1.5 billion (nominal amount of EUR 1.25 billion) bond, at maturity in accordance with its terms.
The Group’s exposure to financial risks has not changed significantly during the period and there have been no major changes to the risk management department or in any risk management policies.
Interest Rate Benchmark Reform - Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 was effective as of January 1, 2021. These amendments address issues that might affect financial reporting when an existing interest rate benchmark (i.e. Interbank offered rate – IBOR) is replaced with an alternative benchmark interest rate. The effects of interest rate benchmark reform on the Group’s financial instruments and risk management strategies are not expected to have a material impact on the Group’s consolidated financial statements.

6. Details to the consolidated statements of cash flows
6.1. Reversal of non-cash items and other adjustments
(USD millions)	Q1 2021	Q1 2020

Depreciation, amortization and impairments on:
Property, plant and equipment	434	381

Right-of-use assets	80	76

Intangible assets	1 183	953

Financial assets [1]	-101	39

Change in provisions and other non-current liabilities	277	720

Gains on disposal and other adjustments on property, plant and equipment; intangible assets; financial assets; and other non-current assets, net	-46	-61

Equity-settled compensation expense	183	178

Income from associated companies	-256	-123

Taxes	391	448

Net financial expense	221	246

Total	2 366	2 857

[1] Includes fair value adjustments
6.2. Total amount of taxes paid
In the first quarter of 2021, the total amount of taxes paid was USD 735 million (Q1 2020: USD 596 million), which was included within “Net cash flows from operating activities.”
6.3. Cash flows arising from acquisitions and divestments of businesses, net
The following table is a summary of the cash flow impact of acquisitions and divestments of businesses. The most significant transactions are described in Note 3.
(USD millions)	Q1 2021	Q1 2020

Net assets recognized as a result of acquisitions of businesses	-229	-9 998

Fair value of previously held equity interests	20

Contingent consideration payable, net	0	60

Payments, deferred consideration and other adjustments, net	-2	52

Cash flows used for acquisitions of businesses	-211	-9 886

Cash flows from/used for divestments of businesses, net [1]	2	-15

Cash flows used for acquisitions and divestments of businesses, net	-209	-9 901

[1] In the first quarter of 2021, USD 2 million represented the net cash inflows from divestments in previous years.
In the first quarter of 2020, USD 15 million included USD 17 million net cash outflows for previous years divestments and a prepaid sales price of USD 2 million for a business divestment.

Notes 3 and 7 provide further information regarding acquisitions and divestments of businesses. All acquisitions were for cash.
6.4. Cash flows from discontinued operations, net
Net cash flows used in investing activities from discontinued operations
Net cash flows used in investing activities from discontinued operations included cash outflows for transaction-related expenditures attributable to both, the series of portfolio transformation transactions completed in 2015 and to the distribution (spin-off) of the Alcon business to Novartis AG shareholders completed in 2019.
Net cash flows used in financing activities from discontinued operations
Net cash outflows used in financing activities from discontinued operations was for transaction cost payments directly attributable to the distribution (spin-off) of the Alcon business to Novartis AG shareholders, which was completed in 2019.

7. Acquisition of businesses
Fair value of assets and liabilities arising from acquisitions of businesses:
(USD millions)	Q1 2021	Q1 2020

Property, plant and equipment		26

Right-of-use assets		32

Currently marketed products		269

Acquired research and development	139	8 575

Deferred tax assets	12	464

Non-current financial and other assets		49

Inventories		84

Trade receivables and financial and other current assets		109

Cash and cash equivalents	6	76

Deferred tax liabilities	-31	-1 924

Current and non-current financial debts		-32

Current and non-current lease liabilities		-44

Trade payables and other liabilities	-3	-144

Net identifiable assets acquired	123	7 540

Acquired cash and cash equivalents	-6	-76

Goodwill	112	2 534

Net assets recognized as a result of acquisitions of businesses	229	9 998

There were no significant acquisitions of businesses in the first quarter of 2021.
Note 3 details first quarter 2020 significant acquisitions of businesses, specifically, The Medicines Company and the Japanese business of AGI. The goodwill arising out of these acquisitions is attributable to buyer specific synergies, the assembled workforce, and the accounting for deferred tax liabilities on the acquired assets. In the first quarter of 2021 no goodwill (Q1 2020: USD 69 million) was tax deductible.

8. Legal proceedings update
A number of Novartis companies are, and will likely continue to be, subject to various legal proceedings, including litigations, arbitrations and governmental investigations, that arise from time to time. Legal proceedings are inherently unpredictable. As a result, the Group may become subject to substantial liabilities that may not be covered by insurance and may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. Note 20 to the Consolidated Financial Statements in our 2020 Annual Report and 2020 Form 20-F contains a summary as of the date of these reports of significant legal proceedings to which Novartis or its subsidiaries were a party. The following is a summary as of April 26, 2021 of significant developments in those proceedings, as well as any new significant proceedings commenced since the date of the 2020 Annual Report and 2020 Form 20-F.
Investigations and related litigations
340B Drug Pricing Program investigation
In February 2021, Novartis Pharmaceuticals Corporation (NPC) received a civil investigative subpoena from the Office of the Attorney General of the State of Vermont. The subpoena requests the production of documents and information concerning NPC’s participation in the 340B Drug Pricing Program in Vermont. NPC is providing documents and information to the Office of the Attorney General.
In addition to the matters described above, there have been other developments in the other legal matters described in Note 20 to the Consolidated Financial Statements contained in our 2020 Annual Report and 2020 Form 20-F.
Novartis believes that its total provisions for investigations, product liability, arbitration and other legal matters are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities, there can be no assurance that additional liabilities and costs will not be incurred beyond the amounts provided.

9. Segmentation of key figures
The businesses of Novartis are divided operationally on a worldwide basis into two identified reporting segments, Innovative Medicines and Sandoz. In addition, we separately report Corporate activities.
Reporting segments are presented in a manner consistent with the internal reporting to the chief operating decision maker which is the Executive Committee of Novartis. The reporting segments are managed separately because they each research, develop, manufacture, distribute and sell distinct products that require differing marketing strategies.
The Executive Committee of Novartis is responsible for allocating resources and assessing the performance of the reporting segments.
The reporting segments are as follows:
Innovative Medicines researches, develops, manufactures, distributes and sells patented prescription medicines. The Innovative Medicines Division is organized into two global business units: Novartis Oncology and Novartis Pharmaceuticals. Novartis Oncology consists of the global business franchise Oncology, and Novartis Pharmaceuticals consists of the global business franchises Immunology, Hepatology and Dermatology; Neuroscience; Ophthalmology; Cardiovascular, Renal and Metabolism; Respiratory and Allergy; and Established Medicines.
Sandoz develops, manufactures and markets finished dosage form medicines as well as intermediary products including active pharmaceutical ingredients. Sandoz is organized globally into three franchises: Retail Generics, Anti-Infectives and Biopharmaceuticals. In Retail Generics, Sandoz develops, manufactures and markets active ingredients and finished dosage forms of small molecule pharmaceuticals to third parties across a broad range of therapeutic areas, as well as finished dosage form of anti-infectives sold to third parties. In Anti-Infectives, Sandoz manufactures and supplies active pharmaceutical ingredients and intermediates, mainly antibiotics, for the Retail Generics business franchise and for sale to third-party companies. In Biopharmaceuticals, Sandoz develops, manufactures and markets protein- or other biotechnology-based products, including biosimilars, and provides biotechnology manufacturing services to other companies.
Corporate includes the costs of the Group headquarters and those of corporate coordination functions in major countries, and items that are not specific to one segment.
Our divisions are supported by Novartis Institutes for BioMedical Research, Global Drug Development, Novartis Technical Operations and Customer and Technology Solutions (formerly named Novartis Business Services).
Further details are provided in Note 3 to the Consolidated Financial Statements of the 2020 Annual Report.
Segmentation – Consolidated income statements
First quarter
	Innovative Medicines		Sandoz		Corporate (including eliminations)		Group

(USD millions)	Q1 2021	Q1 2020	Q1 2021	Q1 2020	Q1 2021	Q1 2020	Q1 2021	Q1 2020

Net sales to third parties	10 104	9 755	2 307	2 528			12 411	12 283

Sales to other segments	228	190	53	49	-281	-239

Net sales	10 332	9 945	2 360	2 577	-281	-239	12 411	12 283

Other revenues	270	256	9	13	4	156	283	425

Cost of goods sold	-3 064	-2 526	-1 266	-1 456	291	260	-4 039	-3 722

Gross profit	7 538	7 675	1 103	1 134	14	177	8 655	8 986

Selling, general and administration	-2 906	-2 857	-502	-520	-121	-109	-3 529	-3 486

Research and development	-2 137	-1 866	-214	-194			-2 351	-2 060

Other income	206	172	43	32	90	57	339	261

Other expense	-459	-369	-118	-497	-122	-91	-699	-957

Operating income	2 242	2 755	312	-45	-139	34	2 415	2 744

as % of net sales	22.2%	28.2%	13.5%	-1.8%			19.5%	22.3%

Income from associated companies					256	123	256	123

Interest expense							-202	-239

Other financial income and expense							-19	-7

Income before taxes							2 450	2 621

Taxes							-391	-448

Net income							2 059	2 173

Segmentation – Additional consolidated balance sheets and income statements disclosure
	Innovative Medicines		Sandoz		Corporate (including eliminations)		Group

(USD millions)	Mar 31, 2021	Dec 31, 2020	Mar 31, 2021	Dec 31, 2020	Mar 31, 2021	Dec 31, 2020	Mar 31, 2021	Dec 31, 2020

Total assets	81 260	83 112	16 222	16 825	24 270	32 122	121 752	132 059

Total liabilities	-14 544	-15 472	-3 637	-3 786	-52 982	-56 135	-71 163	-75 393

Total equity							50 589	56 666

Net debt [1]					31 835	24 481	31 835	24 481

Net operating assets	66 716	67 640	12 585	13 039	3 123	468	82 424	81 147

Included in net operating assets are:
Property, plant and equipment	9 319	9 863	1 754	1 849	530	551	11 603	12 263

Goodwill	21 523	21 718	8 060	8 274	7	7	29 590	29 999

Intangible assets other than goodwill	33 842	35 121	1 386	1 543	149	145	35 377	36 809

[1] See page 42 for additional disclosures related to net debt.
The following table shows the property, plant and equipment net impairment charges and the intangible asset impairment charges:
	Innovative Medicines		Sandoz		Group

(USD millions)	Q1 2021	Q1 2020	Q1 2021	Q1 2020	Q1 2021	Q1 2020

Property, plant and equipment impairment charges, net	-112	-10	-19	-12	-131	-22

Intangible assets impairment charges [1]	-201	-9	-1	-42	-202	-51

[1] First quarter of 2021 includes an impairment of USD 201 million related to the write-down of IPR&D related to cessation of clinical development program GTX312.

Segmentation – Net sales by region1
First quarter
	Q1 2021 USD m	Q1 2020 USD m	% change USD	% change cc 2	Q1 2021 % of total	Q1 2020 % of total

Innovative Medicines

Europe	3 649	3 402	7	0	36	35

US	3 543	3 542	0	0	35	36

Asia/Africa/Australasia	2 282	2 178	5	0	23	22

Canada and Latin America	630	633	0	5	6	7

Total	10 104	9 755	4	0	100	100

Of which in Established Markets	7 565	7 357	3	-1	75	75

Of which in Emerging Growth Markets	2 539	2 398	6	5	25	25

Sandoz

Europe	1 258	1 428	-12	-17	55	56

US	447	570	-22	-22	19	23

Asia/Africa/Australasia	393	334	18	12	17	13

Canada and Latin America	209	196	7	8	9	8

Total	2 307	2 528	-9	-13	100	100

Of which in Established Markets	1 655	1 845	-10	-16	72	73

Of which in Emerging Growth Markets	652	683	-5	-4	28	27

Group

Europe	4 907	4 830	2	-5	40	39

US	3 990	4 112	-3	-3	32	33

Asia/Africa/Australasia	2 675	2 512	6	1	22	20

Canada and Latin America	839	829	1	6	6	8

Total	12 411	12 283	1	-2	100	100

Of which in Established Markets	9 220	9 202	0	-4	74	75

Of which in Emerging Growth Markets	3 191	3 081	4	3	26	25

[1] Net sales to third parties by location of customer. Emerging Growth Markets comprise all markets other than the Established Markets of the US, Canada, Western Europe, Japan, Australia and New Zealand.

[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 36.

Segmentation – Net sales by business franchise
Innovative Medicines Division net sales by business franchise
First quarter
	Q1 2021	Q1 2020	% change	% change
	USD m	USD m	USD	cc 1

Oncology
Tasigna	515	487	6	3

Promacta/Revolade	463	403	15	13

Tafinlar + Mekinist	393	366	7	4

Jakavi	363	318	14	8

Sandostatin	358	374	-4	-5

Gleevec/Glivec	272	329	-17	-20

Afinitor/Votubia	254	296	-14	-16

Kisqali	195	161	21	19

Exjade/Jadenu	153	172	-11	-16

Kymriah	151	93	62	55

Votrient	143	166	-14	-16

Lutathera	122	112	9	6

Piqray	78	74	5	4

Adakveo	37	15	147	148

Tabrecta	17		nm	nm

Other	268	282	-5	-8

Total Novartis Oncology business unit	3 782	3 648	4	1

Immunology, Hepatology and Dermatology
Cosentyx	1 053	930	13	11

Ilaris	256	213	20	20

Total Immunology, Hepatology and Dermatology	1 309	1 143	15	12

Neuroscience
Gilenya	707	772	-8	-11

Zolgensma	319	170	88	81

Mayzent	55	30	83	80

Kesimpta	50		nm	nm

Aimovig	47	36	31	21

Other	12	12	0	-6

Total Neuroscience	1 190	1 020	17	13

Ophthalmology
Lucentis	545	487	12	4

Xiidra	108	90	20	20

Beovu	39	68	-43	-44

Other	399	551	-28	-30

Total Ophthalmology	1 091	1 196	-9	-13

Cardiovascular, Renal and Metabolism
Entresto	789	569	39	34

Other	1	1	0	nm

Total Cardiovascular, Renal and Metabolism	790	570	39	34

Respiratory and Allergy
Xolair	335	307	9	3

Ultibro Group	149	160	-7	-13

Other	9	4	125	65

Total Respiratory and Allergy	493	471	5	-1

Established Medicines
Galvus Group	262	338	-22	-24

Exforge Group	254	258	-2	-6

Diovan Group	214	274	-22	-24

Zortress/Certican	107	127	-16	-18

Neoral/Sandimmun(e)	94	101	-7	-11

Voltaren/Cataflam	86	92	-7	-6

Other	432	517	-16	-19

Total Established Medicines	1 449	1 707	-15	-18

Total Novartis Pharmaceuticals business unit	6 322	6 107	4	0

Total division net sales	10 104	9 755	4	0

[1] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 36.

nm = not meaningful

Net sales of the top 20 Innovative Medicines Division products in 2021
First quarter
			US		Rest of world			Total

Brands	Business franchise	Key indication	USD m	% change USD/cc 2	USD m	% change USD	% change cc 2	USD m	% change USD	% change cc 2

Cosentyx	Immunology, Hepatology and Dermatology	Psoriasis, ankylosing spondylitis, psoriatic arthritis and non-radiographic axial spondyloarthritis	645	12	408	15	8	1 053	13	11

Entresto	Cardiovascular, Renal and Metabolism	Chronic heart failure	382	30	407	47	38	789	39	34

Gilenya	Neuroscience	Relapsing multiple sclerosis	354	-9	353	-8	-14	707	-8	-11

Lucentis	Ophthalmology	Age-related macular degeneration			545	12	4	545	12	4

Tasigna	Oncology	Chronic myeloid leukemia	211	4	304	7	2	515	6	3

Promacta/Revolade	Oncology	Immune thrombocytopenia (ITP), severe aplastic anemia (SAA)	220	18	243	13	8	463	15	13

Tafinlar + Mekinist	Oncology	BRAF V600+ metastatic and adjuvant melanoma; advanced non-small cell lung cancer (NSCLC)	140	6	253	8	3	393	7	4

Jakavi	Oncology	Myelofibrosis (MF), polycythemia vera (PV)			363	14	8	363	14	8

Sandostatin	Oncology	Carcinoid tumors and acromegaly	212	0	146	-9	-12	358	-4	-5

Xolair [1]	Respiratory and Allergy	Severe allergic asthma (SAA), chronic spontaneous urticaria (CSU) and nasal polyps			335	9	3	335	9	3

Zolgensma	Neuroscience	Spinal muscular atrophy (SMA)	119	-6	200	nm	nm	319	88	81

Gleevec/Glivec	Oncology	Chronic myeloid leukemia and GIST	74	-29	198	-12	-16	272	-17	-20

Galvus Group	Established Medicines	Type 2 diabetes			262	-22	-24	262	-22	-24

Ilaris	Immunology, Hepatology and Dermatology	Auto-inflammatory (CAPS, TRAPS, HIDS/MKD, FMF, SJIA, AOSD and gout)	107	22	149	19	19	256	20	20

Afinitor/Votubia	Oncology	Breast cancer/TSC	151	-11	103	-19	-22	254	-14	-16

Exforge Group	Established Medicines	Hypertension	3	-25	251	-1	-6	254	-2	-6

Diovan Group	Established Medicines	Hypertension	20	-23	194	-22	-24	214	-22	-24

Kisqali	Oncology	HR+/HER2- metastatic breast cancer	71	-4	124	43	40	195	21	19

Exjade/Jadenu	Oncology	Chronic iron overload	28	-36	125	-2	-9	153	-11	-16

Kymriah	Oncology	r/r pediatric and young adults ALL, DLBCL	62	35	89	89	76	151	62	55

Top 20 products total			2 799	5	5 052	9	3	7 851	7	4

Rest of portfolio			744	-14	1 509	-4	-8	2 253	-8	-10

Total division sales			3 543	0	6 561	6	0	10 104	4	0

[1] Net sales reflect Xolair sales for all indications.
[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 36.

nm = not meaningful

Sandoz Division net sales by business franchise
First quarter
	Q1 2021	Q1 2020	% change	% change
	USD m	USD m	USD	cc 2

Retail Generics [1]	1 679	1 969	-15	-18

Biopharmaceuticals	511	450	14	7

Anti-Infectives [1]	117	109	7	2

Total division net sales	2 307	2 528	-9	-13

[1] Sandoz total anti-infectives net sales amounted to USD 263 million (Q1 2020: USD 331 million), of which USD 146 million (Q1 2020: USD 222 million) is sold through the Retail Generics business franchise and USD 117 million (Q1 2020: USD 109 million) is sold to other third party companies through the Anti-Infectives business franchise

[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 36.
The product portfolio of Sandoz is widely spread in 2021 and 2020.
Segmentation – Other revenue
First quarter
	Innovative Medicines		Sandoz		Corporate		Group

(USD millions)	Q1 2021	Q1 2020	Q1 2021	Q1 2020	Q1 2021	Q1 2020	Q1 2021	Q1 2020

Profit sharing income	191	198					191	198

Royalty income	23	30	6	8	4	156	33	194

Milestone income	39	20	1				40	20

Other [1]	17	8	2	5			19	13

Total other revenues	270	256	9	13	4	156	283	425

[1] Other includes revenue from activities such as manufacturing or other services rendered, to the extent such revenue is not recorded under net sales.
10. Commitments and contingencies
Research and development commitments
Significant transactions in 2021
In January 2021, Novartis entered into a long-term research and development agreement, which closed in February 2021 and Innovative Medicines recognized an IPR&D intangible asset amounting to USD 426 million. This agreement provides for potential milestones payments by Novartis that may be capitalized and royalties. Based on their estimated timing, the research and development commitments for this transaction are expected to amount to USD 260 million in 2022, USD 275 million in 2023, USD 310 million in 2024, USD 455 million in 2025 and USD 250 million later than 2025, for a total of USD 1.6 billion.
Significant pending transactions
In November 2020, Novartis entered into a long-term research and development agreement, which did not close as of April 26, 2021. This agreement provides for potential milestones payments by Novartis that may be capitalized and royalties. Based on their estimated timing, the payments for this transaction are expected to amount to USD 117 million in 2021, USD 63 million in 2022, USD 200 million in 2024, USD 115 million in 2025 and USD 819 million later than 2025, for a total of USD 1.3 billion.

Supplementary information (unaudited)

Non-IFRS disclosures
Novartis uses certain non-IFRS metrics when measuring performance, especially when measuring current-year results against prior periods, including core results, constant currencies, free cash flow and net debt.
Despite the use of these measures by management in setting goals and measuring the Group’s performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS. As a result, such measures have limits in their usefulness to investors.
Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These non-IFRS measures are presented solely to permit investors to more fully understand how the Group’s management assesses underlying performance. These non-IFRS measures are not, and should not be viewed as, a substitute for IFRS measures.
As an internal measure of Group performance, these non-IFRS measures have limitations, and the Group’s performance management process is not solely restricted to these metrics.
Core results
The Group’s core results – including core operating income, core net income and core earnings per share – exclude fully the amortization and impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss, and certain acquisition- and divestment-related items. The following items that exceed a threshold of USD 25 million are also excluded: integration- and divestment-related income and expenses; divestment gains and losses; restructuring charges/releases and related items; legal-related items; impairments of property, plant and equipment, and financial assets, and income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a USD 25 million threshold.
Novartis believes that investor understanding of the Group’s performance is enhanced by disclosing core measures of performance since, core measures exclude items that can vary significantly from year to year, they enable better comparison of business performance across years. For this same reason, Novartis uses these core measures in addition to IFRS and other measures as important factors in assessing the Group’s performance.
The following are examples of how these core measures are utilized:
• In addition to monthly reports containing financial information prepared under International Financial Reporting Standards (IFRS), senior management receives a monthly analysis incorporating these core measures.
• Annual budgets are prepared for both IFRS and core measures.
As an internal measure of Group performance, the core results measures have limitations, and the Group’s performance management process is not solely restricted to these metrics. A limitation of the core results measures is that they provide a view of the Group’s operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets and restructurings.
Constant currencies
Changes in the relative values of non-US currencies to the US dollar can affect the Group’s financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.
Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the consolidated income statement excluding the impact of fluctuations in exchanges rates:
• The impact of translating the income statements of consolidated entities from their non-USD functional currencies to USD
• The impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
We calculate constant currency measures by translating the current year’s foreign currency values for sales and other income statement items into USD, using the average exchange rates from the prior year and comparing them to the prior-year values in USD.
We use these constant currency measures in evaluating the Group’s performance, since they may assist us in evaluating our ongoing performance from year to year. However, in performing our evaluation, we also consider equivalent measures of performance that are not affected by changes in the relative value of currencies.
Growth rate calculation
For ease of understanding, Novartis uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.
Free cash flow
Novartis defines free cash flow as net cash flows from operating activities and cash flows from investing activities associated with purchases and sales of property, plant and equipment, of intangible assets, of financial assets and of other non-current assets. Excluded from free cash flow are cash flows from investing activities associated with acquisitions and divestments of businesses and of interests in associated companies, purchases and sales of marketable securities and commodities and net cash flows from financing activities.
Free cash flow is a non-IFRS measure and is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS. Free cash flow is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is a measure of the net cash generated that is available for investment in strategic opportunities, returning to shareholders and for debt repayment. Free cash flow is a non-IFRS measure, which means it should not be interpreted as a measure determined under IFRS.
Net debt
Novartis calculates net debt as current financial debts and derivative financial instruments plus non-current financial debt less cash and cash equivalents and marketable securities, commodities, time deposits and derivative financial instruments.
Net debt is a non-IFRS measure, which means it should not be interpreted as a measure determined under IFRS. Net debt is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to pay dividends, to meet financial commitments, and to invest in new strategic opportunities, including strengthening its balance sheet.

CORE RESULTS – Reconciliation from IFRS results to core results – Group
First quarter
	Innovative Medicines		Sandoz		Corporate		Group

(USD millions unless indicated otherwise)	Q1 2021	Q1 2020	Q1 2021	Q1 2020	Q1 2021	Q1 2020	Q1 2021	Q1 2020

IFRS operating income	2 242	2 755	312	-45	-139	34	2 415	2 744

Amortization of intangible assets	889	718	64	163			953	881

Impairments

Intangible assets	201	9	1	42			202	51

Property, plant and equipment related to the Group-wide rationalization of manufacturing sites	112	10	19	10			131	20

Other property, plant and equipment				2				2

Total impairment charges	313	19	20	54			333	73

Acquisition or divestment of businesses and related items

- Income	-1	-1			-5	-36	-6	-37

- Expense	1	44		11	9	37	10	92

Total acquisition or divestment of businesses and related items, net		43		11	4	1	4	55

Other items

Divestment gains	-9	-140	-4		-32	-2	-45	-142

Financial assets - fair value adjustments	-107	24			6	15	-101	39

Restructuring and related items

- Income	-12	-6	-1	-10			-13	-16

- Expense	310	111	29	94	4	4	343	209

Legal-related items

- Income			-11				-11

- Expense	1	87	37	385		-26	38	446

Additional income	-18	-4	-1	-1		-136	-19	-141

Additional expense	57			22	3	7	60	29

Total other items	222	72	49	490	-19	-138	252	424

Total adjustments	1 424	852	133	718	-15	-137	1 542	1 433

Core operating income	3 666	3 607	445	673	-154	-103	3 957	4 177

as % of net sales	36.3%	37.0%	19.3%	26.6%			31.9%	34.0%

Income from associated companies					256	123	256	123

Core adjustments to income from associated companies, net of tax					57	185	57	185

Interest expense							-202	-239

Other financial income and expense							-19	-7

Core adjustments to other financial income and expense							14	-15

Taxes, adjusted for above items (core taxes)							-650	-675

Core net income							3 413	3 549

Core net income attributable to shareholders of Novartis AG							3 413	3 552

Core basic EPS (USD) [1]							1.52	1.56

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Group
First quarter
(USD millions unless indicated otherwise)	Q1 2021 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	Q1 2021 Core results	Q1 2020 Core results

Gross profit	8 655	926			206	9 787	9 884

Operating income	2 415	953	333	4	252	3 957	4 177

Income before taxes	2 450	1 010	333	4	266	4 063	4 224

Taxes [5]	-391					-650	-675

Net income	2 059					3 413	3 549

Basic EPS (USD) [6]	0.91					1.52	1.56

The following are adjustments to arrive at core gross profit

Cost of goods sold	-4 039	926			206	-2 907	-2 688

The following are adjustments to arrive at core operating income

Selling, general and administration	-3 529				9	-3 520	-3 455

Research and development	-2 351	27	202		-5	-2 127	-2 034

Other income	339		-2	-6	-245	86	41

Other expense	-699		133	10	287	-269	-259

The following are adjustments to arrive at core income before taxes

Income from associated companies	256	57				313	308

Other financial income and expense	-19				14	-5	-22

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products and other production-related intangible assets; research and development includes the amortization of acquired rights for technologies; income from associated companies includes USD 57 million for the Novartis share of the estimated Roche core items

[2] Impairments: research and development includes impairment charges related to intangible assets; other income and other expense include net impairment charges related to property, plant and equipment
[3] Acquisition or divestment of businesses and related items, including restructuring and integration charges: other income and other expense include transitional service-fee income and expenses related to the Alcon distribution

[4] Other items: cost of goods sold, other income and other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites; cost of goods sold, selling, general and administration, research and development, other income and other expense include other restructuring income and charges and related items; selling, general and administration also includes adjustments to provisions; research and development includes adjustments to contingent considerations; other income includes net gains from the divestment of a product; other income and other expense include fair value adjustments and divestment gains and losses on financial assets and legal-related items; other financial income and expense includes a charge related to the monetary loss due to hyperinflation in Argentina and a revaluation impact of a financial liability incurred through the Alcon distribution

[5] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 1.6 billion to arrive at the core results before tax amounts to USD 259 million. The average tax rate on the adjustments is 16.1% since the estimated quarterly core tax charge of 16.0% has been applied to the pre-tax income of the period.

[6] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Innovative Medicines
First quarter
(USD millions)	Q1 2021 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	Q1 2021 Core results	Q1 2020 Core results

Gross profit	7 538	862			200	8 600	8 437

Operating income	2 242	889	313		222	3 666	3 607

The following are adjustments to arrive at core gross profit

Cost of goods sold	-3 064	862			200	-2 002	-1 764

The following are adjustments to arrive at core operating income

Selling, general and administration	-2 906				10	-2 896	-2 827

Research and development	-2 137	27	201		-5	-1 914	-1 840

Other income	206		-2	-1	-147	56	16

Other expense	-459		114	1	164	-180	-179

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products and other production-related intangible assets; research and development includes the amortization of acquired rights for technologies

[2] Impairments: research and development includes impairment charges related to intangible assets; other income and other expense include net impairment charges related to property, plant and equipment
[3] Acquisition or divestment of businesses and related items, including restructuring and integration charges: other income and other expense include transitional service-fee income and expenses related to the Alcon distribution

[4] Other items: cost of goods sold, other income and other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites; cost of goods sold, selling, general and administration, research and development, other income and other expense include other restructuring income and charges and related items; selling, general and administration also includes adjustments to provisions; research and development includes adjustments to contingent considerations; other income and other expense include fair value adjustments on financial assets; other income also includes net gains from the divestment of financial assets; other expense includes legal-related items

CORE RESULTS – Reconciliation from IFRS results to core results – Sandoz
First quarter
(USD millions)	Q1 2021 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items	Other items [3]	Q1 2021 Core results	Q1 2020 Core results

Gross profit	1 103	64			6	1 173	1 406

Operating income	312	64	20		49	445	673

The following are adjustments to arrive at core gross profit

Cost of goods sold	-1 266	64			6	-1 196	-1 184

The following are adjustments to arrive at core operating income

Selling, general and administration	-502				-1	-503	-519

Research and development	-214		1			-213	-194

Other income	43				-16	27	22

Other expense	-118		19		60	-39	-42

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products and other production-related intangible assets
[2] Impairments: research and development includes impairment charges related to intangible assets; other expense includes impairment charges related to property, plant and equipment
[3] Other items: cost of goods sold and other expense include restructuring and other charges related to the Group-wide rationalization of manufacturing sites; selling, general and administration includes adjustments to provisions; other income includes net gains from the divestment of a product; other income and other expense include other net restructuring charges and related items and legal-related items

CORE RESULTS – Reconciliation from IFRS results to core results – Corporate
First quarter
(USD millions)	Q1 2021 IFRS results	Amortization of intangible assets	Impairments	Acquisition or divestment of businesses and related items [1]	Other items [2]	Q1 2021 Core results	Q1 2020 Core results

Gross profit	14					14	41

Operating loss	-139			4	-19	-154	-103

The following are adjustments to arrive at core operating loss

Other income	90			-5	-82	3	3

Other expense	-122			9	63	-50	-38

[1] Acquisition or divestment of businesses and related items, including restructuring and integration charges: other income and other expense include transitional service fee income and expenses related to the Alcon distribution

[2] Other items: other income and other expense include fair value adjustments and divestment gains and losses on financial assets; other expense also includes restructuring income and charges and related items

Income from associated companies
(USD millions)	Q1 2021	Q1 2020

Share of estimated Roche reported results	237	230

Prior-year adjustment	40	-64

Amortization of additional intangible assets recognized by Novartis on initial accounting for the equity interest	-21	-42

Net income effect from Roche Holding AG	256	124

Others		-1

Income from associated companies	256	123

Core income from associated companies
(USD millions)	Q1 2021	Q1 2020

Income from associated companies	256	123

Share of estimated Roche core adjustments	57	83

Roche prior year adjustment		102

Core income from associated companies	313	308

Net debt
Condensed consolidated changes in net debt – First quarter
(USD millions)	Q1 2021	Q1 2020

Change in cash and cash equivalents	-5 857	-6 584

Change in marketable securities, commodities, financial debts and financial derivatives	-1 497	-7 261

Change in net debt	-7 354	-13 845

Net debt at January 1	-24 481	-15 938

Net debt at March 31	-31 835	-29 783

Components of net debt
(USD millions)	Mar 31, 2021	Mar 31, 2020

Non-current financial debts	-25 747	-23 800

Current financial debts and derivative financial instruments	-10 165	-10 956

Total financial debt	-35 912	-34 756

Less liquidity:

Cash and cash equivalents	3 801	4 528

Marketable securities, commodities, time deposits and derivative financial instruments	276	445

Total liquidity	4 077	4 973

Net debt at March 31	-31 835	-29 783

Share information
	Mar 31, 2021	Mar 31, 2020

Number of shares outstanding	2 245 088 809	2 288 678 157

Registered share price (CHF)	80.77	79.85

ADR price (USD)	85.48	82.45

Market capitalization (USD billions) [1]	192.4	189.9

Market capitalization (CHF billions) [1]	181.3	182.8

[1] Market capitalization is calculated based on the number of shares outstanding (excluding treasury shares). Market capitalization in USD is based on the market capitalization in CHF converted at the quarter end CHF/USD exchange rate.

Free cash flow
First quarter
(USD millions)	Q1 2021	Q1 2020

Operating income	2 415	2 744

Adjustments for non-cash items
Depreciation, amortization and impairments	1 596	1 449

Change in provisions and other non-current liabilities	277	720

Other	137	117

Operating income adjusted for non-cash items	4 425	5 030

Dividends received from associated companies and others	522	487

Interest and other financial receipts	4	241

Interest and other financial payments	-395	-103

Taxes paid	-735	-596

Payments out of provisions and other net cash movements in non-current liabilities	-217	-404

Change in inventory and trade receivables less trade payables	-743	-1 418

Change in other net current assets and other operating cash flow items	-731	-709

Net cash flows from operating activities	2 130	2 528

Purchases of property, plant and equipment	-246	-237

Proceeds from sale of property, plant and equipment	66	3

Purchases of intangible assets	-612	-246

Proceeds from sale of intangible assets	83	56

Purchases of financial assets	-36	-52

Proceeds from sale of financial assets [1]	224	10

Purchases of other non-current assets	-12	-41

Free cash flow	1 597	2 021

[1] For the free cash flow in the first quarter of 2020, proceeds from the sale of financial assets excluded the cash inflows from the sale of a portion of the Alcon Inc. shares received by certain consolidated foundations through the Alcon spin-off, which amounted to USD 232 million (Q1 2021: nil).

Effects of currency fluctuations
Principal currency translation rates
(USD per unit)	Average rates Q1 2021	Average rates Q1 2020	Period-end rates Mar 31, 2021	Period-end rates Mar 31, 2020

1 CHF	1.106	1.033	1.061	1.039

1 CNY	0.154	0.143	0.152	0.141

1 EUR	1.206	1.102	1.173	1.100

1 GBP	1.378	1.280	1.375	1.232

100 JPY	0.944	0.918	0.903	0.923

100 RUB	1.344	1.506	1.320	1.260

Currency impact on key figures
The following table provides a summary of the currency impact on key Group figures due to their conversion into US dollars, the Group’s reporting currency, of the financial data from entities reporting in non-US dollars. Constant currency (cc) calculations apply the exchange rates of the prior year period to the current period financial data for entities reporting in non-US dollars.

First quarter
	Change in USD % Q1 2021	Change in constant currencies % Q1 2021	Percentage point currency impact Q1 2021	Change in USD % Q1 2020	Change in constant currencies % Q1 2020	Percentage point currency impact Q1 2020

Total Group
Net sales to third parties	1	-2	3	11	13	-2

Operating income	-12	-14	2	22	30	-8

Net income	-5	-7	2	16	24	-8

Basic earnings per share (USD)	-5	-6	1	19	27	-8

Core operating income	-5	-8	3	28	34	-6

Core net income	-4	-6	2	26	31	-5

Core basic earnings per share (USD)	-3	-5	2	29	34	-5

Innovative Medicines
Net sales to third parties	4	0	4	11	13	-2

Operating income	-19	-20	1	31	38	-7

Core operating income	2	-1	3	23	28	-5

Sandoz
Net sales to third parties	-9	-13	4	9	11	-2

Operating income/(loss)	nm	nm	nm	nm	nm	nm

Core operating income	-34	-35	1	46	53	-7

Corporate
Operating (loss)/income	nm	nm	nm	nm	nm	nm

Core operating loss	-50	-45	-5	20	19	1

nm = not meaningful

Estimated prior year COVID-19 related forward purchasing impact in constant currencies on first quarter key figures
In the first quarter of 2020, COVID-19 resulted in increased forward purchasing by customers, including at the patient level, as some patients filled prescriptions to cover a longer period of time. We estimate the first quarter 2021 constant currency measures excluding COVID-19 related forward purchasing by adjusting the first quarter 2020 net sales and core operating income by our estimate of the COVID-19 forward purchasing amount. Using the adjusted prior year amount, we calculate the constant currency growth rate according to our constant currency calculation as described above in this section “Non-IFRS measure as defined by Novartis – Constant currencies” on page 36. We use these constant currency measures excluding first quarter 2020 COVID-19 related forward purchasing in evaluating the Group’s performance, since they may assist us in evaluating our ongoing performance during the first quarter 2021. However, in performing our evaluation, we also consider equivalent measures of performance that are not affected by COVID-19 related forward purchasing and changes in the relative value of currencies.

The following table provides a summary of the estimated prior year COVID-19 related forward purchasing impact in USD and constant currencies on key Group figures.
First quarter
	In USD			In constant currencies

	%	Excl. prior year COVID-19 related forward purchasing impact %	Percentage point impact	%	Excl. prior year COVID-19 related forward purchasing impact %	Percentage point impact

Total Group
Net sales to third parties growth	1	4	-3	-2	1	-3

Core operating income growth	-5	2	-7	-8	-1	-7

Core operating income margin change	-2.1	-0.7	-1.4	-1.8	-0.4	-1.4

Innovative Medicines
Net sales to third parties growth	4	7	-3	0	3	-3

Core operating income growth	2	9	-7	-1	6	-7

Core operating income margin change	-0.7	0.8	-1.5	-0.5	1.0	-1.5

Sandoz
Net sales to third parties growth	-9	-5	-4	-13	-9	-4

Core operating income growth	-34	-28	-6	-35	-29	-6

Core operating income margin change	-7.3	-6.3	-1.0	-6.8	-5.7	-1.1

Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “transformative,” “on track,” “maintaining,” “continuing,” “progressing,” “guidance,” “commitments,” “committed,” “proactively manage,” “confident,” “progress,” “continue,” “expect,” “continues,” “to take,” “to help,” “remain,” “remains,” “to grow,” “continues,” “to evolve,” “to meet,” “ongoing,” “allowing,” “launch,” “to develop,” “to target,” “to leverage,” “to manufacture,” “plan,” “planned,” “to produce,” “growing,” “growth,” “to support,” “expected,” “to be,” “assume,” “assumes,” “would,” “to progress,” “anticipate,” “to supplement,” “investigational,” “taking,” “will,” “estimate,” “estimated,” “aims,” “impact,” “submissions,” “focus,” “launches,” “innovation,” “potential,” “potentially,” “pipeline,” “priority,” “outlook,” “unforeseen,” “forecast,” “prevail,” “enter,” “to improve,” “manageable disruptions,” “to expand,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, potential product launches, or regarding potential future revenues from any such products; or regarding the impact of the COVID-19 pandemic on certain therapeutic areas including dermatology, ophthalmology, our breast cancer portfolio, some newly launched brands and the Sandoz retail and anti-infectives business, and on drug development operations; or regarding potential future, pending or announced transactions; regarding potential future sales or earnings of the Group or any of its divisions; or by discussions of strategy, plans, expectations or intentions; or regarding the Group’s liquidity or cash flow positions and its ability to meet its ongoing financial obligations and operational needs; or regarding our collaboration with Molecular Partners to develop, manufacture and commercialize potential medicines for the prevention and treatment of COVID-19 and our joining of the industry-wide efforts to meet global demand for COVID-19 vaccines and therapeutics by leveraging our manufacturing capacity and capabilities to support the production of the Pfizer-BioNTech vaccine and to manufacture the mRNA and bulk drug product for the vaccine candidate CVnCoV from CureVac. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements. In particular, our expectations could be affected by, among other things: liquidity or cash flow disruptions affecting our ability to meet our ongoing financial obligations and to support our ongoing business activities; the impact of the COVID-19 pandemic on enrollment in, initiation and completion of our clinical trials in the future, and research and development timelines; the impact of a partial or complete failure of the return to normal global healthcare systems including prescription dynamics by mid 2021; global trends toward healthcare cost containment, including ongoing government, payer and general public pricing and reimbursement pressures and requirements for increased pricing transparency; uncertainties regarding potential significant breaches of data security or data privacy, or disruptions of our information technology systems; regulatory actions or delays or government regulation generally, including potential regulatory actions or delays with respect to the development of the products described in this press release; the potential that the strategic benefits, synergies or opportunities expected from the transactions described, including the in-licensing of tislelizumab from BeiGene, may not be realized or may be more difficult or take longer to realize than expected; the uncertainties in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products; safety, quality, data integrity, or manufacturing issues; uncertainties involved in the development or adoption of potentially transformational technologies and business models; uncertainties regarding actual or potential legal proceedings, investigations or disputes; our performance on environmental, social and governance measures; general political, economic and business conditions, including the effects of and efforts to mitigate pandemic diseases such as COVID-19; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.
All product names appearing in italics are trademarks owned by or licensed to Novartis Group companies.
Comirnaty™ is a registered trademark of BioNTech SE.

About Novartis
Novartis is reimagining medicine to improve and extend people’s lives. As a leading global medicines company, we use innovative science and digital technologies to create transformative treatments in areas of great medical need. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. Novartis products reach nearly 800 million people globally and we are finding innovative ways to expand access to our latest treatments. About 110,000 people of more than 140 nationalities work at Novartis around the world. Find out more at https://www.novartis.com.
Novartis will conduct a conference call with investors to discuss this news release today at 14:00 Central European time and 8:00 Eastern Time. A simultaneous webcast of the call for investors and other interested parties may be accessed by visiting the Novartis website. A replay will be available after the live webcast by visiting https://www.novartis.com/investors/event-calendar.
Detailed financial results accompanying this press release are included in the Condensed Interim Financial Report at the link below. Additional information is provided on Novartis divisions and pipeline of selected compounds in late stage development and a copy of today’s earnings call presentation can be found at https://www.novartis.com/investors/event-calendar.
Important dates
May 18, 2021
Cardiovascular update
June 8, 2021
Oncology update
June 22, 2021
Iptacopan (LNP023) update
July 21, 2021
Second quarter & half year 2021 results
October 26, 2021
Third quarter & nine months 2021 results